EXHIBIT 99.1

Execution Version

TRANSALTA CORPORATION

- AND –

TRANSALTA RENEWABLES INC.

ARRANGEMENT AGREEMENT
JULY 10, 2023

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	11
1.3	Number, etc.	12
1.4	Date for Any Action	12
1.5	Entire Agreement	12
1.6	Currency	12
1.7	Accounting Matters	12
1.8	References to Legislation	12
1.9	Enforceability	12
1.10	Knowledge	13
1.11	Interpretation Not Affected by Party Drafting	13
1.12	Schedules	13
ARTICLE 2 THE ARRANGEMENT AND RENEWABLES MEETING		13
2.1	Plan of Arrangement	13
2.2	Interim Order, Final Order, etc.	13
2.3	Circular and Renewables Meeting	14
2.4	Court Proceedings	16
2.5	Renewables Board Recommendation	17
2.6	TransAlta Board Approval	17
2.7	Renewables Fairness Opinion and Renewables Formal Valuation	17
2.8	Regulatory Matters	18
2.9	Closing	18
2.10	Articles of Arrangement and Effective Date	18
2.11	Public Communications	19
2.12	Resignation of Directors of Renewables	19
2.13	Indemnities and Directors’ and Officers’ Insurance	19
2.14	Payment of Consideration	20
2.15	Tax Withholdings	20
2.16	U.S. Securities Laws	21
2.17	Treatment of Renewables Incentives	21
ARTICLE 3 COVENANTS		22
3.1	Covenants of TransAlta	22
3.2	Covenants of Renewables	24
3.3	Mutual Covenants Regarding the Arrangement	27
3.4	Additional Covenant of Renewables Regarding Non-Solicitation	28
3.5	Access to Information	33
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		34
4.1	Representations and Warranties of TransAlta	34
4.2	Representations and Warranties of Renewables	38
4.3	Privacy Issues	42

ARTICLE 5 CONDITIONS PRECEDENT		43
5.1	Mutual Conditions Precedent	43
5.2	Additional Conditions to Obligations of TransAlta	44
5.3	Additional Conditions to Obligations of Renewables	45
5.4	Notice and Effect of Failure to Comply with Conditions	46
5.5	Satisfaction of Conditions	47
ARTICLE 6 AGREEMENT AS TO DAMAGES		47
6.1	TransAlta Damages	47
6.2	Injunctive Relief and Remedies	48
ARTICLE 7 AMENDMENT		48
7.1	Amendment	48
7.2	Waiver	49
ARTICLE 8 TERMINATION		49
8.1	Term	49
8.2	Termination	49
ARTICLE 9 NOTICES		51
9.1	Notices	51
ARTICLE 10 GENERAL		52
10.1	Assignment and Enurement	52
10.2	Costs	53
10.3	Severability	53
10.4	Further Assurances	53
10.5	Time of Essence	53
10.6	Governing Law	53
10.7	Third Party Beneficiaries	53
10.8	Counterparts	54
10.9	Survival	54
SCHEDULE A		A-1
SCHEDULE B		B-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 10th day of July, 2023.

BETWEEN:

TRANSALTA CORPORATION, a corporation existing under the laws of Canada (“TransAlta”)

- and -

TRANSALTA RENEWABLES INC., a corporation existing under the laws of Canada (“Renewables”)

WHEREAS the Parties wish to effect the acquisition by TransAlta of all of the issued and outstanding Renewables Shares not already owned by TransAlta and its subsidiaries;

AND WHEREAS the Parties intend to carry out the transactions contemplated by this Agreement by way of an arrangement under the provisions of the CBCA, on the terms and conditions set forth in the Plan of Arrangement (attached hereto as Schedule A, as such Schedule may be amended from time to time in accordance with the provisions hereof);

AND WHEREAS concurrently with the execution and delivery of this Agreement, TransAlta has entered into Renewables Lock-up Agreements;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any bona fide direct or indirect offer, proposal or inquiry from any Person or group of Persons (other than TransAlta or its affiliates) after the date of this Agreement relating to:
(i)	any sale or disposition (or any partnership, lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale) of:
(A)	assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Renewables and its subsidiaries in respect of the 12 month period ended March 31, 2023; or
(B)	20% or more of any class of voting securities of Renewables or any of its subsidiaries (or rights or interests therein or thereto);

(ii)	any plan of arrangement, take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting securities of Renewables or any of its subsidiaries;
(iii)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction involving Renewables and/or any of its subsidiaries representing or contributing, individually or in the aggregate, 20% or more of the consolidated assets or revenues, as applicable, of Renewables in respect of the 12 month period ended March 31, 2023;
(iv)	any other similar transaction or series of transactions involving Renewables or any of its subsidiaries; or
(v)	any other transaction, the completion of which would or would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement,

in each case excluding the Arrangement and the transactions contemplated hereby;

(b)	“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;
(c)	“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the Schedules hereto) as supplemented, modified or amended from time to time in accordance with its terms, and not to any particular Article, Section, Schedule or other portion hereof;
(d)	“Applicable Canadian Securities Laws” in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and all rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
(e)	“Applicable Laws” in the context that refers to one or more Persons, means any domestic or foreign, national, federal, state, provincial, municipal, regional or local law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority, that is binding upon or applicable to such Person or Persons or its business or their business, undertaking, property or securities and, to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority;
(f)	“Applicable U.S. Securities Laws” in the context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, undertaking, property or securities and emanate from
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a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;

(g)	“Arrangement” means the arrangement pursuant to section 192 of the CBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of this Agreement, Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order provided that such amendments or variations are acceptable to both TransAlta and Renewables, each acting reasonably;
(h)	“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Renewables Shareholders at the Renewables Meeting substantially in the form set out in Schedule B;
(i)	“Articles of Arrangement” means the articles of arrangement of Renewables in respect of the Arrangement required by subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and substance satisfactory to both TransAlta and Renewables, each acting reasonably;
(j)	“AUC” means the Alberta Utilities Commission;
(k)	“AUC Approval” means approval from the AUC under section 101(2)(a) of the PUA;
(l)	“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence, certificate, registration, franchise, privilege, quota, exemption or similar authorization of any Governmental Authority having jurisdiction over the Person;
(m)	“Breaching Party” has the meaning set forth in Subsection 5.4(b);
(n)	“Business Day” means a day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
(o)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;
(p)	“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;
(q)	“Circular” means the notice of the Renewables Meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement;
(r)	“Class B Shares” has the meaning set forth in Subsection 4.2(m);
(s)	“Confidentiality Agreement” means the common interest privilege and confidentiality agreement dated December 31, 2021 between the Parties;
(t)	“Court” means the Court of King’s Bench of Alberta;
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(u)	“Depositary” means such Person as may be appointed by TransAlta with the approval of Renewables, acting reasonably, for the purpose of receiving deposits of certificates formerly representing Renewables Shares in connection with the Arrangement;
(v)	“Director” means the Director appointed under section 260 of the CBCA;
(w)	“Disclosing Party” has the meaning set forth in Subsection 4.3(a);
(x)	“Dissent Rights” means the right of a registered Renewables Shareholder to dissent with respect to the Arrangement Resolution and to be paid by TransAlta the fair value of the Renewables Shares in respect of which the Renewables Shareholder dissents, granted pursuant to the Interim Order, all in accordance with section 190 of the CBCA (as modified by the Interim Order), the Interim Order and Article 4 of the Plan of Arrangement;
(y)	“Dissenting Shareholder” means a registered Renewables Shareholder who has duly and validly exercised its Dissent Rights in strict compliance with section 190 of the CBCA, the Interim Order and Article 4 of the Plan of Arrangement, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(z)	“EDGAR” means the Electronic Data Gathering Analysis and Retrieval System maintained by the SEC available at www.sec.gov/edgar.shtml;
(aa)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(bb)	“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the CBCA;
(cc)	“Final Order” means a final order of the Court in a form acceptable to TransAlta and Renewables, each acting reasonably, in respect of the Arrangement pursuant to subsection 192(4)(e) of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date, provided that such amendment is acceptable to both Renewables and TransAlta, each acting reasonably, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal, provided that such amendment is acceptable to both Renewables and TransAlta, each acting reasonably;
(dd)	“Governmental Authority” means:
(i)	any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;
(ii)	any subdivision, agency, agent or authority of any of the foregoing; or
(iii)	any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Authorities, the TSX, the NYSE, the AUC and any applicable regional reliability entity, electric system
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operator, public utilities commission, public service commission or equivalent entity;

(ee)	“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board;
(ff)	“Interim Order” means the interim order of the Court in a form acceptable to TransAlta and Renewables, each acting reasonably, pursuant to subsection 192(4)(c) of the CBCA in respect of the Arrangement, as such order may be affirmed, amended or modified (provided that such amendments or modifications are acceptable to both Renewables and TransAlta, each acting reasonably) by the Court;
(gg)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, options, rights or privileges (whether by Applicable Law, contract or otherwise) capable of becoming any of the foregoing;
(hh)	“Management Services Agreement” means the Management, Administrative and Operational Services Agreement dated August 9, 2013 between TransAlta and Renewables, as amended on May 7, 2015, January 6, 2016, February 28, 2020 and August 19, 2020;
(ii)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any effect, change, event, development, circumstance or occurrence that, individually or in the aggregate with such other effects, changes, events, developments, circumstances or occurrences is, or would reasonably be expected to:
(i)	be material and adverse to the current or future financial condition, business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), or cash flows of such Party and its subsidiaries, taken as a whole, other than any effect, change, event, development, circumstance or occurrence resulting from:
(A)	any condition or change in conditions generally affecting the industries in which such Party and any of its subsidiaries operate;
(B)	any change in general economic, business, regulatory, political, currency, credit, securities or market conditions or in national or global financial, capital or credit markets;
(C)	any decline in electricity or commodity prices on a current or forward basis;
(D)	any matter in respect of which there has been disclosure in writing to the Other Party;
(E)	changes in Applicable Laws (including tax laws and any changes to carbon prices or carbon taxes applicable to such Party or any of its subsidiaries);
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(F)	any downgrade of, or announcement of any intention to review, any credit rating of a Party or any of its subsidiaries (it being understood that the causes underlying such downgrade or review may be taken into account in determining whether a Material Adverse Effect has occurred);
(G)	any changes in IFRS or to applicable accounting regulations or principles, or in the interpretation or enforcement thereof, after the date of this Agreement;
(H)	any change in the market price or trading volume of any securities of such Party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);
(I)	the failure of a Party to meet any internal or published forecasts, projections or estimates of revenues, earnings or cash flows, funds from operations, free cash flow, plant availability or generation of electricity (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);
(J)	any acts of God, riots, terrorism, sabotage, natural disasters, epidemics, pandemic (including the COVID-19 pandemic), disease outbreak or similar public health crisis or public health event, military action or war (whether or not declared), change in global, national or regional political conditions, civil unrest, or disturbances or similar event or escalation or worsening thereof;
(K)	any matter which has been publicly disclosed in a SEDAR or EDGAR filing made prior to the date of this Agreement that is available for public viewing under the Party’s issuer profile on SEDAR or EDGAR (other than a matter which has been publicly disclosed as a risk factor or under a forward-looking information cautionary statement);
(L)	any changes or effects arising from matters expressly permitted or contemplated by this Agreement or consented to or approved in writing by the Other Party; or
(M)	the entry into, announcement, consummation or performance of, or failure to enter into or consummate, this Agreement and the transactions contemplated hereby, including any impact on relationships, contractual or otherwise, with customers, suppliers, distributors, lenders, partners, Governmental Authorities or employees or any litigation related to the transactions contemplated by this Agreement or actions taken or requirements imposed by any Governmental Authority in connection with this Agreement and the transactions contemplated hereby;

provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect and where, in the case of (A), (B), (C), (E), (G) and (J), such effect relating to or resulting from the foregoing does not have a disproportionate effect on the current or future financial condition, business, operations, results of operations, assets, properties, capitalization, condition

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(financial or otherwise), liabilities (contingent or otherwise) or cash flows of such Party and its subsidiaries, taken as a whole, as compared to the corresponding effect on comparable Persons operating in the industries and geographic areas in which such Party or any of its affiliates operate; or

(ii)	materially impair the ability of such Party to consummate the transactions contemplated by this Agreement or that would materially impair, delay or impact its ability to perform its obligations under this Agreement by the Outside Date;
(jj)	“Material Leased Renewables Assets” has the meaning set forth in Subsection 4.2(q);
(kk)	“Material Leased TransAlta Assets” has the meaning set forth in Subsection 4.1(t);
(ll)	“Material Owned Renewables Assets” has the meaning set forth in Subsection 4.2(q);
(mm)	“Material Owned TransAlta Assets” has the meaning set forth in Subsection 4.1(t);
(nn)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
(oo)	“Minority Renewables Shareholders” means Renewables Shareholders whose votes may be counted for purposes of obtaining minority approval of the Arrangement Resolution in accordance with MI 61-101;
(pp)	“misrepresentation” has the meaning set forth in the Securities Act;
(qq)	“NBF” means National Bank Financial Inc.;
(rr)	“NYSE” means the New York Stock Exchange;
(ss)	“Options” has the meaning set forth in Subsection 4.1(r);
(tt)	“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, including, for greater certainty, any action taken by such Person which is necessary to preserve or protect the health and safety of individuals, property or the environment in accordance with past practice and good electricity industry practice;
(uu)	“Other Party” means: (i) with respect to TransAlta, Renewables; and (ii) with respect to Renewables, TransAlta;
(vv)	“Outside Date” means December 31, 2023 or such later date as may be agreed to in writing by the Parties, provided that if the Effective Time has not occurred by such date but all conditions of closing with the exception of the receipt of the Regulatory Approvals have been satisfied, and it is reasonable to conclude that such pending approval(s) will be obtained, any Party who is not in default hereunder may extend the Outside Date (upon giving notice thereof to the Other Party) for up to an additional 45 days, and at the end of that 45 days, the Outside Date may be extended for another 45 days by any non-defaulting Party under the same circumstances, but not beyond March 31, 2024;
(ww)	“Parties” means TransAlta and Renewables; and “Party” means either one of them;
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(xx)	“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;
(yy)	“Plan of Arrangement” means the plan of arrangement under section 192 of the CBCA, substantially in the form set out in Schedule A to this Agreement and any amendments or variations made in accordance with this Agreement, Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TransAlta and Renewables, each acting reasonably;
(zz)	“Preferred Shares” has the meaning set forth in Subsection 4.1(p);
(aaa)	“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, whether in equity in law, in contract, in tort or otherwise;
(bbb)	“PSUs” has the meaning set forth in Subsection 4.1(r);
(ccc)	“PUA” means the Public Utilities Act, R.S.A. 2000, c P-45;
(ddd)	“Recipient” has the meaning set forth in Subsection 4.3(a);
(eee)	“Redeemable Shares” means the redeemable, retractable Series I First Preferred Shares in the capital of TransAlta;
(fff)	“Regulatory Approvals” means:
(i)	the AUC Approval;
(ii)	the TransAlta Share Issuance Approval; and
(iii)	such other approvals (including the lapse, without objection, of a prescribed time under any law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated by this Agreement;
(ggg)	“Renewables Board” means the board of directors of Renewables;
(hhh)	“Renewables Cash Consideration” means $13.00 in cash per Renewables Share;
(iii)	“Renewables DSU Plan” means Renewables’ Deferred Share Unit Plan adopted as of October 29, 2013, as amended and restated effective October 25, 2021;
(jjj)	“Renewables DSUs” means deferred share units issued pursuant to the Renewables DSU Plan;
(kkk)	“Renewables Financial Advisors” means NBF and TD Securities Inc., financial advisors to the Renewables Special Committee;
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(lll)	“Renewables Financial Statements” means the audited consolidated financial statements of Renewables as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon, and the unaudited consolidated interim financial statements of Renewables as at and for the three months ended March 31, 2023, together with the notes thereto;
(mmm)	“Renewables Information” means the information describing Renewables and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;
(nnn)	“Renewables Lock-up Agreements” means the support agreements separately entered into between TransAlta and certain directors of Renewables concurrently with the execution and delivery of this Agreement, pursuant to which each such director has agreed, among other things, to vote or cause to be voted all of their respective Renewables Shares, beneficially owned or controlled, in favour of the Arrangement Resolution and to otherwise support the Arrangement;
(ooo)	“Renewables Meeting” means the special meeting of Renewables Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments or postponements thereof;
(ppp)	“Renewables Preferred Shares” has the meaning set forth in Subsection 4.2(m);
(qqq)	“Renewables Public Record” means all information filed by or on behalf of Renewables with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws after January 1, 2023 and prior to the date hereof, which is available for public viewing under Renewables’ profile on SEDAR;
(rrr)	“Renewables Securityholders” means, collectively, Renewables Shareholders and holders of Renewables DSUs;
(sss)	“Renewables Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Renewables Shares;
(ttt)	“Renewables Shares” means common shares in the capital of Renewables;
(uuu)	“Renewables Special Committee” means the special committee formed by the Renewables Board to consider the Arrangement;
(vvv)	“Representatives” has the meaning set forth in Subsection 3.4(a);
(www)	“RSUs” has the meaning set forth in Subsection 4.1(r);
(xxx)	“SEC” means the United States Securities and Exchange Commission;
(yyy)	“Section 3(a)(10) Exemption” has the meaning set forth in Section 2.16;
(zzz)	“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;
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(aaaa)	“Securities Authorities” means, collectively, the Alberta Securities Commission, the SEC, and the applicable securities commissions or similar securities regulatory authority of a province, state or territory of Canada or the United States;
(bbbb)	“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;
(cccc)	“Share Unit Plan” means TransAlta’s Share Unit Plan adopted effective as of May 1, 2021, as amended as of November 2, 2021 and February 21, 2023 and as may be further amended from time to time;
(dddd)	“subsidiary” has the meaning set forth in the Securities Act, provided, however, that, in respect of TransAlta, “subsidiary” shall not include Renewables or any of Renewables’ subsidiaries;
(eeee)	“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement that did not result from or involve a breach of Section 3.4: (i) involving the direct or indirect acquisition of not less than all of the outstanding Renewables Shares not owned by TransAlta and its subsidiaries, or all or substantially all of the assets of Renewables; (ii) that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws; and (iii) that the Renewables Board determines (upon recommendation by the Renewables Special Committee) in good faith: (A) is reasonably capable of being completed at the time and on the basis set out therein, taking into account all financial, legal, regulatory and other aspects of such proposal and the party making such Acquisition Proposal; (B) in respect of which it has been demonstrated to the reasonable satisfaction of the Renewables Board, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal, if any; (C) that is not subject to any due diligence condition; and (D) in respect of which the Renewables Board determines, in its good faith judgment, after receiving the advice of its financial advisors and after taking into account all of the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would or would be reasonably expected to, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction more favourable, from a financial point of view, to the Renewables Shareholders (other than TransAlta and its subsidiaries) than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by TransAlta pursuant to Subsection 3.4(e));
(ffff)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);
(gggg)	“Terminating Party” has the meaning set forth in Subsection 5.4(b);
(hhhh)	“Termination Notice” has the meaning set forth in Subsection 5.4(b);
(iiii)	“Third Party Beneficiaries” has the meaning set forth in Section 10.7;
(jjjj)	“TransAlta Board” means the board of directors of TransAlta;
(kkkk)	“TransAlta Damages Event” has the meaning set forth in Section 6.1;
(llll)	“TransAlta Damages Fee” has the meaning set forth in Section 6.1;
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(mmmm)	“TransAlta Financial Statements” means the audited consolidated financial statements of TransAlta as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon, and the unaudited consolidated interim financial statements of TransAlta as at and for the three months ended March 31, 2023, together with the notes thereto;
(nnnn)	“TransAlta Information” means the information describing TransAlta and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws and specifically provided by or approved by TransAlta for inclusion in the Circular;
(oooo)	“TransAlta Public Record” means all information filed by or on behalf of TransAlta with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws after January 1, 2023 and prior to the date hereof which is available for public viewing under TransAlta’s profile on EDGAR or SEDAR;
(pppp)	“TransAlta Share Issuance Approval” means the conditional approval of each of the TSX and the NYSE for the listing of the TransAlta Shares issuable in connection with the Arrangement, subject only to customary conditions reasonably expected to be satisfied;
(qqqq)	“TransAlta Shareholder Rights Plan” means the TransAlta shareholder rights plan dated as of October 13, 1992, as amended and restated as of April 28, 2022 and as may be further amended and restated, between TransAlta and AST Trust Company (Canada) and subsequently assigned by AST Trust Company (Canada) to Computershare Trust Company of Canada effective November 22, 2019;
(rrrr)	“TransAlta Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding TransAlta Shares;
(ssss)	“TransAlta Shares” means common shares in the capital of TransAlta;
(tttt)	“TransAlta SRPs” has the meaning set forth in Subsection 4.1(r);
(uuuu)	“Transferred Information” has the meaning set forth in Subsection 4.3(a);
(vvvv)	“TSX” means the Toronto Stock Exchange;
(wwww)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;
(xxxx)	“U.S. Securities Act” means the United States Securities Act of 1933; and
(yyyy)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.
1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Unless

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something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Renewables Lock-up Agreements are separate agreements between the respective parties thereto and are unaffected by this Section 1.5.

1.6	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with IFRS, such reference will be deemed to be to IFRS, from time to time approved by the Canadian Accounting Standards Board or any successor institute, and applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.8	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.9	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

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1.10	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of TransAlta, it refers to the actual knowledge (having made due inquiry) of John Kousinioris, Kerry O’Reilly and Todd Stack, in each case in their capacities as officers of TransAlta and not in their personal capacities and without personal liability, and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel has reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.12	Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

Schedule A – Plan of Arrangement

Schedule B – Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT AND RENEWABLES MEETING

2.1	Plan of Arrangement

As soon as practicable following the date hereof, subject to the terms and conditions contained in this Agreement, the Parties shall effect the Arrangement pursuant to and in accordance with the Plan of Arrangement.

2.2	Interim Order, Final Order, etc.
(a)	As soon as reasonably practicable following the execution of this Agreement and, in any event, by no later than August 25, 2023, Renewables shall apply to the Court, in a manner reasonably acceptable to TransAlta, for the Interim Order and thereafter diligently seek the Interim Order and, upon receipt thereof, Renewables shall forthwith carry out the terms of the Interim Order to the extent applicable to it. The Interim Order shall provide, among other things:
(i)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Renewables Meeting and the manner in which such notice is to be provided;
(ii)	confirmation of the record date in respect of the Renewables Meeting;
(iii)	that the Renewables Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each Renewables Shareholder being entitled to one vote for each Renewables Share held;
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(iv)	that the requisite shareholder approval for the Arrangement Resolution shall be (a) at least two-thirds of the votes cast by the Renewables Shareholders present in person or represented by proxy at the Renewables Meeting and (b) a simple majority of the votes cast by Minority Renewables Shareholders present in person or represented by proxy at the Renewables Meeting;
(v)	that in all other respects, the terms, restrictions and conditions of Renewables’ articles and by-laws, including quorum requirements and all other matters, shall apply in respect of the Renewables Meeting;
(vi)	for the grant of Dissent Rights in the manner contemplated in the Plan of Arrangement;
(vii)	that the Renewables Meeting may be adjourned or postponed from time to time by Renewables in accordance with this Agreement or the Interim Order or with the consent of TransAlta without the need for additional approval of the Court;
(viii)	that, except as required by Applicable Laws, the record date for determining Renewables Shareholders entitled to notice of and to vote at the Renewables Meeting will not change in respect of any adjournment or postponement of the Renewables Meeting; and
(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

TransAlta will use its reasonable commercial efforts to assist Renewables in obtaining the Interim Order.

(b)	Provided the Interim Order is obtained and the Arrangement Resolution is passed at the Renewables Meeting as provided for in the Interim Order, Renewables shall, as soon as reasonably practicable following the Renewables Meeting, submit the Arrangement to the Court and apply for the Final Order by no later than ten calendar days after the Arrangement Resolution is approved at the Renewables Meeting or such later date as may be agreed to by TransAlta, acting reasonably. TransAlta will use its reasonable commercial efforts to assist Renewables in obtaining the Final Order. Renewables will forthwith carry out the terms of the Final Order applicable to it.
(c)	Forthwith following the issuance of the Final Order and subject to the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 5, Renewables shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Director pursuant to subsection 192(6) of the CBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.
2.3	Circular and Renewables Meeting
(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:
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(i)	Renewables shall, with assistance from and the participation of TransAlta: (i) prepare the Circular and, after Renewables obtains the Interim Order, cause the Circular to be mailed to the Renewables Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed so as to permit the Renewables Meeting to be held on September 26, 2023 or as soon thereafter as reasonably practicable and, in any event, by no later than October 10, 2023; (ii) call, give notice of, convene and conduct the Renewables Meeting on September 26, 2023 or as soon thereafter as reasonably practicable and, in any event, by no later than October 10, 2023; and (iii) unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to conduct the Renewables Meeting, without the prior written consent of TransAlta, except for adjournments or postponements:
(A)	as required for quorum purposes (in which case the Renewables Meeting shall be adjourned) or by Applicable Laws or by a Governmental Authority;
(B)	as required under Subsection 3.4(h) or 5.4(b); or
(C)	upon determination by the Renewables Special Committee that the Arrangement Resolution will not receive the level of approval required by the Interim Order in order to become effective and Renewables thereafter advises TransAlta that Renewables wishes to undertake measures to facilitate approval of the Arrangement Resolution; provided that the Renewables Meeting so adjourned or postponed shall be held not later than 30 days after the date on which the Renewables Meeting was originally scheduled and provided that this Subsection 2.3(a)(i)(C) is not meant in any way to modify the rights of the Parties to terminate this Agreement following such adjournment or postponement if permitted to do so hereunder, and Renewables will include in the Circular the fairness opinions contemplated by Subsection 2.7(a), and the formal valuation contemplated by Subsection 2.7(b).

(b)	Each of TransAlta and Renewables shall ensure that the TransAlta Information and the Renewables Information, respectively, provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain a misrepresentation. Without limiting the generality of the foregoing, the Parties shall ensure that the Circular complies in all material respects with Applicable Laws and provides Renewables Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Renewables Meeting.
(c)	TransAlta shall, in a timely manner, provide Renewables with the TransAlta Information, and such other information relating to TransAlta as Renewables may reasonably request for inclusion in the Circular (including all necessary third party consents), so as to permit Renewables to comply with the timeline set out above in this Section 2.3.
(d)	Each Party shall provide the Other Party and its representatives with a reasonable opportunity to review and comment, in the case of TransAlta, on the Circular and in the case of Renewables, on the TransAlta Information, and any other relevant documentation
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and reasonable consideration shall be given to any comments made by the Other Party and its representatives, provided that all Renewables Information and TransAlta Information included in the Circular shall be in form and content satisfactory to Renewables and TransAlta, respectively and acting reasonably, and provided that the Circular shall comply in all material respects with Applicable Laws. Renewables shall ensure TransAlta has been provided with a final copy of the Circular prior to mailing to the Renewables Shareholders.

(e)	Renewables shall instruct its registrar and transfer agent to advise TransAlta and Renewables as TransAlta or Renewables may reasonably request, and at least on a daily basis on each of the last 10 Business Days prior to the date of the Renewables Meeting, as to the aggregate tally of the proxies received by Renewables in respect of the Arrangement Resolution.
(f)	Renewables shall, subject to the terms hereof, use all commercially reasonable efforts to secure the approval of the Arrangement Resolution by Renewables Shareholders and solicit proxies for the approval of the Arrangement Resolution in accordance with Applicable Laws, including, if so requested by TransAlta, in its sole discretion and at TransAlta’s own expense: (i) using dealer and proxy solicitation services; and (ii) cooperating with any Persons engaged by TransAlta to solicit proxies in favour of the approval of the Arrangement Resolution.
(g)	Renewables will promptly advise TransAlta of any communications (whether written or oral) from any Renewables Shareholder or other third parties in relation to the Renewables Meeting that includes any opposition to the Arrangement Resolution.
(h)	Renewables shall provide notice to TransAlta of the Renewables Meeting and allow TransAlta’s representatives and legal counsel to attend the Renewables Meeting.
(i)	Renewables shall conduct the Renewables Meeting in accordance with the constating documents of Renewables, the Interim Order and as otherwise required by Applicable Laws.
2.4	Court Proceedings

Renewables shall provide TransAlta and its counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed by Renewables with the Court in connection with the Arrangement and any supplement or amendment thereto, including by providing on a timely basis a description of any information required to be supplied by TransAlta for inclusion in such materials, prior to the service and filing of such materials, and will accept the reasonable comments of TransAlta and its legal counsel with respect to any such information required to be supplied by TransAlta and included in such materials, and will provide counsel to TransAlta on a timely basis with copies of any notice of appearance and evidence served on Renewables or its counsel in respect of the application for the Interim Order and/or the Final Order or any appeal therefrom and of any notice (written or oral) received by Renewables indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Renewables will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement. Renewables will not, subject to Applicable Law, file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except with the written consent of TransAlta, such consent

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not to be unreasonably withheld or delayed. In addition, Renewables will not object to legal counsel to TransAlta making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably. Renewables will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, to do so only after notice to, and in consultation and cooperation with, TransAlta.

2.5	Renewables Board Recommendation

Based upon, among other things:

(a)	the receipt of the Renewables Special Committee of the opinions of the Renewables Financial Advisors that are referred to in Section 2.7(a), and the presentation and verbal valuation range in respect of the valuation of NBF with respect to a Renewables Share that is referred to in Section 2.7(b); and
(b)	the recommendation of the Renewables Special Committee,

the Renewables Board has unanimously (other than the directors who abstained due to an actual or perceived conflict): (i) determined that the Arrangement is in the best interests of Renewables, and that the consideration to be received by the Renewables Shareholders (other than TransAlta and its subsidiaries) pursuant to the Arrangement is fair to such Renewables Shareholders; (ii) approved the Arrangement and the entering into of this Agreement; and (iii) resolved to recommend that Renewables Shareholders (other than TransAlta and its subsidiaries) vote in favour of the Arrangement Resolution. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Circular.

2.6	TransAlta Board Approval

The TransAlta Board has: (i) determined that the Arrangement is in the best interests of TransAlta; and (ii) approved the Arrangement and the entering into of this Agreement. Notice of such approvals and determinations shall, subject to the terms hereof, be included in the Circular.

2.7	Renewables Fairness Opinion and Renewables Formal Valuation
(a)	Subject to the assumptions and qualifications included therein, the Renewables Special Committee has obtained verbal opinions from the Renewables Financial Advisors to the effect that the consideration to be received by the Renewables Shareholders (other than TransAlta and its subsidiaries) pursuant to the Arrangement is fair, from a financial point of view, to such Renewables Shareholders and has been advised by each of the Renewables Financial Advisors that it will provide a written opinion to that effect for inclusion in the Circular, and Renewables shall include a copy of such opinions in the Circular. None of the opinions of the Renewables Financial Advisors have been withdrawn, amended, modified or rescinded as of the date of this Agreement.
(b)	Subject to the assumptions and qualifications included therein, the Renewables Special Committee has obtained a presentation and verbal valuation range in respect of the valuation of the Renewables Shares from NBF and has been advised by NBF that it will provide to the Renewables Special Committee a written formal valuation for inclusion of such valuation or a summary of it in the Circular (and if only a summary is included, the
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entire formal valuation will be filed by Renewables on its SEDAR profile on or before the date of mailing the Circular).

2.8	Regulatory Matters
(a)	Subject to Subsection 3.3(e), the Parties shall, as promptly as practicable, co-operate in the preparation and filing of any necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain the Regulatory Approvals, and provide or submit all documentation and information that is required or reasonably considered by the Parties to be advisable in connection with obtaining the Regulatory Approvals. In addition, the Parties shall use commercially reasonable efforts to obtain any other third party consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably deemed by either of the Parties to be necessary in connection with the Arrangement.
(b)	Each Party shall promptly notify the Other Party if at any time before the Effective Time it becomes aware that the Circular, an application for a Regulatory Approval or any other third party consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations necessary pursuant to Subsection 2.8(a) contains a misrepresentation, or of information that otherwise requires an amendment or supplement to the Circular, the application for a Regulatory Approval or such other consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation, as the case may be, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Parties.
(c)	Each Party will promptly inform the Other Party of any requests or comments made by Securities Authorities in connection with the Circular. Each of the Parties will cooperate with the other and shall diligently do all such acts and things as may be reasonably necessary in the context of the preparation of the Circular and use its reasonable commercial efforts to resolve all requests or comments made by Securities Authorities with respect to the Circular and any other filings related to the Circular or the Arrangement and required under Applicable Laws as promptly as practicable after receipt thereof.
2.9	Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place electronically in Calgary, Alberta on the Effective Date.

2.10	Articles of Arrangement and Effective Date

No later than the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 5, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Renewables with the Director. The Articles of Arrangement shall implement the Plan of Arrangement and shall include the form of the Plan of Arrangement attached to this Agreement as Schedule A, as it may be amended, supplemented or modified from time to time by written agreement of the Parties hereto.

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The Certificate of Arrangement issued by the Director shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about October 5, 2023 or as soon thereafter as reasonably practicable and, in any event, by no later than the Outside Date.

2.11	Public Communications

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution, the form and content of which will be satisfactory to each of the Parties, acting reasonably. Thereafter, each Party shall receive the prior consent, not to be unreasonably withheld or delayed, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other public written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by Applicable Laws to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will use reasonable commercial efforts to consult with the Other Party as to the wording of such disclosure prior to its being made. The Parties consent to this Agreement being filed on SEDAR and EDGAR.

2.12	Resignation of Directors of Renewables

Renewables shall obtain and deliver to TransAlta at the Effective Time evidence reasonably satisfactory to Renewables and TransAlta of the resignations and mutual releases effective as of the Effective Time of all of the directors of Renewables who are not officers of TransAlta.

2.13	Indemnities and Directors’ and Officers’ Insurance
(a)	TransAlta agrees that it will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Renewables pursuant to the provisions of the constating documents of Renewables, applicable corporate legislation and any written indemnity agreements which have been entered into between Renewables and its officers and directors effective on or prior to the date hereof, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date;
(b)	Prior to the Effective Date, Renewables shall obtain “run off” directors’ and officers’ liability insurance for its officers and directors, with such insurance having substantially equivalent coverage to Renewables’ existing directors’ and officers’ liability insurance, covering claims made on or prior to or within six years after the Effective Date and TransAlta will, or will cause Renewables to maintain, such “run off” policies in effect without any reduction in scope or coverage for six years from the Effective Date, and agrees to not take or permit any action to be taken by or on behalf of Renewables to terminate or adversely affect such directors’ and officers’ insurance; and
(c)	If, at or following the Effective Date, TransAlta or any of its subsidiaries or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, TransAlta shall ensure that any such successor or assign (including, as applicable, any acquirer of
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substantially all of the properties and assets of Renewables or its subsidiaries) assumes all of the obligations set forth in this Section 2.13.

2.14	Payment of Consideration

TransAlta shall: (i) no later than the Business Day immediately prior to the sending by Renewables of the Articles of Arrangement to the Director in accordance with Section 2.10, provide, or cause to be provided, to the Depositary sufficient cash to be held in escrow (the terms and conditions of such escrow to be satisfactory to TransAlta and Renewables, each acting reasonably) to satisfy the aggregate Renewables Cash Consideration as provided for in the Plan of Arrangement; and (ii) on the Effective Date, prior to sending the Articles of Arrangement to the Director pending only filing the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary, to be released in accordance with the Plan of Arrangement for the benefit of and to be held on behalf of the Renewables Shareholders entitled to receive the TransAlta Shares pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the TransAlta Shares that such Renewables Shareholders are entitled to receive under the Arrangement.

2.15	Tax Withholdings

TransAlta, Renewables and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Renewables Securityholder under the Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.6 of the Plan of Arrangement, as the case may be, such amounts as TransAlta, Renewables or the Depositary is required to deduct and withhold from such consideration in accordance with the Tax Act, the United States Internal Revenue Code of 1986, or any other provision of any Applicable Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the former Renewables Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a former Renewables Securityholder exceeds the cash component, if any, of the consideration otherwise payable to the holder, TransAlta and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the TransAlta Shares otherwise issuable to the holder as is necessary to provide sufficient funds to TransAlta or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TransAlta or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that TransAlta Shares are so sold or disposed of, such withheld amounts, or such TransAlta Shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. TransAlta and the Depositary shall not be obligated to seek or obtain a minimum price for any TransAlta Shares sold or disposed of by it hereunder, nor shall TransAlta or the Depositary be liable for any loss arising out of any such sale or disposition.

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2.16	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Renewables Securityholders have a right to appear and grants the Final Order, the issuance of the TransAlta Shares issuable to Renewables Securityholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.16.

In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement shall be carried out on the following basis:

(a)	the Arrangement shall be subject to the approval of the Court, following the hearing referred to below;
(b)	the Court shall be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;
(c)	the Final Order shall state that the Plan of Arrangement is fair and reasonable (including that the terms and conditions on which the Renewables Securityholders will be issued TransAlta Shares in exchange for their Renewables Shares are fair) and is approved by the Court as well as the following or substantially similar language: “This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act regarding the distribution of securities of TransAlta pursuant to the Plan of Arrangement”;
(d)	the Parties shall ensure that each Person entitled to receive TransAlta Shares on completion of the Arrangement shall be given adequate notice, in a timely manner, advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right;
(e)	each Person to whom TransAlta Shares shall be issued pursuant to the Arrangement shall be advised that such TransAlta Shares have not been registered under the U.S. Securities Act and shall be issued by TransAlta in reliance upon the Section 3(a)(10) Exemption and, in the case of Persons who are as of (or within 90 days of) the Effective Time affiliates (within the meaning of Applicable U.S. Securities Laws) of TransAlta, shall be subject to certain restrictions on resale under Applicable U.S. Securities Laws, including Rule 144 under the U.S. Securities Act; and
(f)	the Interim Order shall permit each Person to whom TransAlta Shares shall be issued pursuant to the Arrangement to appear before the Court at the Final Order hearing so long as such Person serves and files a notice of appearance within the required time set out in the Interim Order.
2.17	Treatment of Renewables Incentives

The Renewables DSUs will be terminated in accordance with terms of the Plan of Arrangement.

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ARTICLE 3
COVENANTS

3.1	Covenants of TransAlta

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Renewables, which consent shall not be unreasonably withheld, and except as otherwise expressly permitted or specifically contemplated by this Agreement, disclosed in the TransAlta Public Record prior to the date hereof or as otherwise required by Applicable Laws:

(a)	TransAlta shall conduct its business and TransAlta shall cause the business of its subsidiaries to be conducted only in the Ordinary Course (subject to compliance with applicable health guidelines related to the COVID-19 pandemic);
(b)	except in furtherance of the transactions contemplated in this Agreement or as expressly permitted by this Agreement, TransAlta shall not directly or indirectly do or permit to occur any of the following:
(i)	amend its constating documents;
(ii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any TransAlta Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, TransAlta Shares, except in respect of outstanding convertible securities of TransAlta and grants of Options, PSUs and RSUs in the Ordinary Course;
(iii)	split, combine or reclassify any of its securities unless the Arrangement is amended upon the same terms and conditions;
(iv)	declare any dividends or other distributions on the TransAlta Shares other than quarterly dividends in the Ordinary Course;
(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of TransAlta;
(vi)	take any action, refrain from taking any commercially reasonable action, permit any action to be taken or not taken by it or any of its subsidiaries, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;
(vii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or
(viii)	make any changes to its existing accounting policies other than as required by Applicable Laws or IFRS;
(c)	TransAlta shall not take any action or refrain from taking any action that would render, or may reasonably be expected to render, any representation or warranty made by TransAlta or on behalf of its subsidiaries in this Agreement untrue in any material respect at any time
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prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d)	TransAlta shall promptly notify Renewables in writing of any Material Adverse Change of TransAlta, and TransAlta shall in good faith discuss with Renewables any change in circumstances (actual, anticipated, contemplated, or to the knowledge of TransAlta, threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Renewables pursuant to this provision;
(e)	TransAlta will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 and to take all steps set forth in the Interim Order and Final Order applicable to it as soon as reasonably practicable;
(f)	TransAlta shall ensure that it has available funds to effect the payment, within the time periods contemplated herein, of the aggregate Renewables Cash Consideration as provided for in the Plan of Arrangement having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it is able to pay such aggregate Renewables Cash Consideration when required;
(g)	TransAlta shall indemnify and save harmless Renewables and the directors, officers and agents of Renewables from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Renewables, or any director, officer or agent thereof, may be subject or which Renewables, or any director, officer or agent thereof, may suffer, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation contained solely in the TransAlta Information;
(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Authority based upon any misrepresentation or any alleged misrepresentation in the Circular or any material filed by or on behalf of TransAlta or by Renewables, in each case only to the extent such misrepresentation or alleged misrepresentation is contained in the TransAlta Information; or
(iii)	TransAlta not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that TransAlta shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or any alleged misrepresentation in the Circular (other than in the TransAlta Information), the negligence of Renewables or the non-compliance by Renewables with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(h)	except for proxies and other non-substantive communications with the holders of TransAlta Shares, and communications that TransAlta is required to keep confidential pursuant to Applicable Laws, TransAlta shall furnish promptly to Renewables or Renewables’ counsel a copy of each notice, communication, report, schedule or other document delivered, filed or received by TransAlta from holders of TransAlta securities or
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Governmental Authorities in connection with: (i) the Arrangement; (ii) the Renewables Meeting; (iii) any filings under Applicable Laws that pertain to the Arrangement; (iv) any dealings with any Governmental Authority in connection with the transactions contemplated by this Agreement; and (v) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(i)	TransAlta will use its reasonable commercial efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by TransAlta under any Applicable Laws and to satisfy any condition provided for under this Agreement including, without limitation, causing the TransAlta Shares issuable pursuant hereto to be approved for listing on the NYSE and the TSX prior to the Effective Date;
(j)	TransAlta will use its reasonable commercial efforts to maintain the listing of the TransAlta Shares on the TSX;
(k)	TransAlta will use its reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in each of the provinces of Canada; and
(l)	TransAlta shall cause all of the Renewables Shares it holds, directly or indirectly, as of the date of this Agreement to be voted in favour of approving the Arrangement Resolution, and, from and after the date hereof until the Effective Time, it shall not sell, transfer or otherwise dispose of its Renewables Shares.
3.2	Covenants of Renewables

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of TransAlta, which consent shall not be unreasonably withheld, and except as otherwise expressly permitted or specifically contemplated by this Agreement, disclosed in writing to the Other Party, disclosed in the Renewables Public Record prior to the date hereof or as required by Applicable Laws:

(a)	Renewables shall conduct its business only in the Ordinary Course (subject to compliance with applicable health guidelines related to the COVID-19 pandemic);
(b)	except in furtherance of the transactions contemplated in this Agreement or as expressly permitted by this Agreement, Renewables shall not, directly or indirectly, do or permit to occur any of the following:
(i)	amend its constating documents;
(ii)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Renewables Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Renewables Shares;
(iii)	redeem, purchase or otherwise acquire any of the outstanding Renewables Shares or other securities, including under any normal course issuer bid;
(iv)	split, combine or reclassify any of its securities;
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(v)	declare any dividends or other distributions on the Renewables Shares other than monthly dividends in the Ordinary Course;
(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Renewables;
(vii)	pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, make any investment therein either by purchase of shares or securities, contributions of capital or property transfer or make any material change to the business, capital or affairs of Renewables;
(viii)	take any action, refrain from taking any commercially reasonable action, permit any action to be taken or not taken by it or any of its subsidiaries, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement;
(ix)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; or
(x)	make any changes to its existing accounting policies other than as required by Applicable Laws or IFRS;
(c)	Renewables shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage substantially similar to the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;
(d)	subject to Section 3.4 hereof, Renewables shall not take any action or refrain from taking any action that would render, or may reasonably be expected to render, any representation or warranty made by Renewables in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;
(e)	Renewables shall promptly notify TransAlta in writing of any Material Adverse Change of Renewables, and Renewables shall in good faith discuss with TransAlta any change in circumstances (actual, anticipated or contemplated) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to TransAlta pursuant to this provision;
(f)	Renewables will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 and to take all steps set forth in the Interim Order and Final Order applicable to it as soon as reasonably practicable;
(g)	Renewables shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may
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be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(h)	Renewables will use its reasonable commercial efforts to obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Renewables under any Applicable Laws and to satisfy any condition provided for under this Agreement and shall make all necessary filings and applications under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws required to be made on the part of Renewables in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws;
(i)	Renewables will use its reasonable commercial efforts to maintain the listing of the Renewables Shares on the TSX;
(j)	Renewables will use its reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in each of the provinces of Canada;
(k)	Renewables shall indemnify and save harmless TransAlta and the directors, officers and agents of TransAlta from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which TransAlta, or any director, officer or agent thereof, may be subject or which TransAlta, or any director, officer or agent thereof, may suffer, whether under the provisions of any Applicable Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(i)	any misrepresentation by Renewables in the Circular;
(ii)	any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any misrepresentation or any alleged misrepresentation by Renewables in the Circular, which prevents or restricts trading in the Renewables Shares; or
(iii)	Renewables not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Renewables shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or any alleged misrepresentation in the Circular contained in the TransAlta Information, the negligence of TransAlta or the non-compliance by TransAlta with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(l)	except for proxies and other non-substantive communications with the holders of Renewables Shares, and communications that Renewables is required to keep confidential pursuant to Applicable Laws, Renewables shall furnish promptly to TransAlta or TransAlta’s counsel a copy of each notice, communication, report, schedule or other document delivered, filed or received by Renewables from holders of Renewables Shares or Governmental Authorities in connection with: (i) the Arrangement; (ii) the Renewables Meeting; (iii) any filings under Applicable Laws that pertain to the Arrangement; (iv) any dealings with any Governmental Authorities in connection with the transactions
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contemplated by this Agreement; and (v) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(m)	Renewables will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement; and
(n)	Renewables shall, on an as received basis, promptly advise TransAlta of the number of Renewables Shares for which Renewables receives notices of dissent or written objections to the Arrangement or notices to appear in connection with the application for the Final Order and provide TransAlta with copies of such notices and written objections.
3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on October 5, 2023 or as soon thereafter as reasonably practicable and, in any event, by no later than the Outside Date;
(b)	use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:
(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;
(ii)	obtain all necessary exemptions, consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement;
(iii)	upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement; and
(iv)	fulfill all conditions and satisfy all provisions of this Agreement and this Arrangement;
(c)	use its commercially reasonable efforts to obtain all Regulatory Approvals in accordance with Section 2.8 and all other necessary waivers, consents and approvals required to be obtained by it in connection with the Arrangement from Governmental Authorities and effect all necessary registrations and filings and the submission of all information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;
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(d)	cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Renewables Shares from the TSX in accordance with the policies and procedures of the TSX following completion of the steps set out in the Plan of Arrangement; provided, however, that such delisting will not be effective until after the Effective Time;
(e)	in connection with the AUC Approval:
(i)	TransAlta and Renewables shall as promptly as reasonably practicable duly file with the AUC a request for the AUC Approval and supply the AUC with such additional information as the AUC may request. TransAlta shall have the primary responsibility for the preparation and submission of the requests for the AUC Approval. TransAlta and Renewables shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the AUC for additional information or documentation and to all inquiries and requests received from the AUC; and
(ii)	the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with Subsection 3.3(e)(i) above, including providing each other with advance copies and reasonable opportunities to comment on all filings made with the AUC and any additional or supplementary information supplied pursuant thereto in respect of the PUA (except for information which TransAlta or Renewables, in each case acting reasonably, consider highly confidential and sensitive which may be provided on a confidential and privileged basis to outside counsel of the Other Party), and all notices and correspondence received from the AUC with respect to any filings under the PUA;
(f)	use its reasonable commercial efforts to cooperate with the Other Party in connection with the performance by the Other Party of their obligations under this Section 3.3 including, without limitation, to provide the Other Party with a reasonable opportunity to review and comment on all filings and material correspondence with and to Governmental Authorities and to promptly provide final copies thereof to the Other Party once filed or given, to promptly provide the Other Party with all approvals and material notices and correspondence received from Governmental Authorities, and to maintain ongoing communications as between representatives of the Parties in respect of the Regulatory Approvals, subject in all cases to the Confidentiality Agreement; and
(g)	cooperate with each other in the preparation of the Circular and provide to the Other Party, in a timely and expeditious manner, the Renewables Information and the TransAlta Information, as applicable, for inclusion in the Circular, and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Laws on the date of issue thereof and not containing any misrepresentation, and each Party shall provide the Other Party and its Representatives with a reasonable opportunity to review and comment on the Renewables Information or the TransAlta Information, as applicable, and any other relevant documentation and reasonable consideration shall be given to any comments made by the Other Party on the Circular.
3.4	Additional Covenant of Renewables Regarding Non-Solicitation
(a)	Renewables shall immediately cease and cause to be terminated all solicitations, discussions and negotiations (including, without limitation, through any of its officers,
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directors, advisors (including investment bankers or any other financial advisors), employees, accountants, agents and all other representatives (collectively, the “Representatives”)), if any, with any third parties other than TransAlta, with respect to any actual or potential Acquisition Proposal. Renewables shall immediately discontinue, and shall cause its Representatives to discontinue, access to any of its confidential information and not allow or establish access to any of its confidential information, or any data room, virtual or otherwise and pursuant to and in accordance with each applicable confidentiality agreement, shall promptly request the return or destruction of all confidential information regarding Renewables provided to any third party in connection with any potential or actual Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honored in accordance with the terms of any confidentiality agreement governing such information. Renewables agrees that it shall not terminate, waive, release, amend, modify or otherwise forbear from the enforcement of, and agrees to take all commercially reasonable actions to actively prosecute and enforce, any agreement containing standstill or comparable provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it is a party (it being acknowledged by TransAlta that the automatic termination or release of any standstill restrictions or comparable provisions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Subsection 3.4(a)).

(b)	Except as expressly provided for in this Section 3.4, Renewables shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:
(i)	solicit, initiate, encourage or facilitate or take any action whatsoever to solicit, initiate, encourage or facilitate any inquiries, proposals or offers, whether publicly or otherwise, regarding an actual or potential Acquisition Proposal;
(ii)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to TransAlta, the approval of the Arrangement by the Renewables Board or the recommendation of the Renewables Board that the Renewables Shareholders vote in favour of the Arrangement Resolution at the Renewables Meeting;
(iii)	make any public announcement or take any other action inconsistent with the recommendation of the Renewables Board;
(iv)	initiate, encourage or otherwise engage or participate in any negotiations or discussions with any other Person regarding an actual or potential Acquisition Proposal, or furnish information or provide access to any other Person any information with respect to Renewables’ securities, business, properties, operations or condition (financial or otherwise) in connection with, or in furtherance of, an actual or potential Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;
(v)	accept, recommend, approve, agree to endorse or publicly propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal; or
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(vi)	accept, recommend, approve, agree to endorse or publicly propose to accept, recommend, approve, agree to endorse or enter into an agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of any Acquisition Proposal or any proposal or offer that could be expected to lead to an Acquisition Proposal, provided, however, that notwithstanding any other provision hereof but subject to Subsection 3.4(d), Renewables and its Representatives may, prior to Renewables obtaining the approval of the Arrangement Resolution by Renewables Shareholders at the Renewables Meeting, enter into or participate in any discussions or negotiations with, or furnish information or provide access to, any Person in response to an Acquisition Proposal by such Person if and only to the extent that:

(vii)	such Acquisition Proposal is an unsolicited bona fide written Acquisition Proposal received by Renewables from such Person other than as a result from a breach of this Section 3.4 and the Renewables Board has determined, in good faith, after consultation with the Renewables Financial Advisors and outside legal counsel, that such Acquisition Proposal, if completed in accordance with its terms, would constitute or could reasonably be expected to constitute a Superior Proposal; and
(viii)	(A) Renewables shall have complied with and continues to be in compliance with all other requirements of this Section 3.4 and the Person making the Acquisition Proposal shall not have been restricted from making such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction; (B) the Renewables Board, after consultations with the Renewables Financial Advisors and outside legal counsel as reflected in the minutes of the meetings of the Renewables Board, determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws; and (C) prior to providing any information or data to such Person in connection with such Acquisition Proposal: (1) Renewables notifies TransAlta of the determination by the Renewables Board that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal; and (2) the Renewables Board receives from such Person an executed confidentiality agreement that contains confidentiality provisions that are no less favourable to Renewables than those contained in the Confidentiality Agreement and that prohibit such Person from acquiring, directly or indirectly, any securities of Renewables or any rights or options to acquire securities of Renewables for a period of 12 months following the date of such confidentiality agreement, and TransAlta is provided promptly with a copy of such confidentiality agreement (provided that such confidentiality agreement may not grant such Person the exclusive right to negotiate with Renewables, may not restrict Renewables from complying with this Section 3.4 and shall provide for disclosure together with all information provided thereunder to be provided to TransAlta) and any information that was provided to such Person which was not previously provided to the TransAlta.
(c)	If, after the date hereof, Renewables or its Representatives is in receipt of any proposal, inquiry or offer (or any amendment thereto) constituting an Acquisition Proposal or any request (which request may reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to Renewables or its properties, facilities, books or records in connection with any proposal, inquiry or offer (or
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any amendment thereto) that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, Renewables shall promptly (and in any event within 24 hours of receipt by Renewables) notify TransAlta, first orally and then in writing, of such Acquisition Proposal, or any amendments to the foregoing. Renewables shall provide to TransAlta a copy of such Acquisition Proposal (and any amendment thereto) or any request (which request may reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to Renewables or its properties, facilities, books or records or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any such Acquisition Proposal together with such other details of the Acquisition Proposal or request for material information as TransAlta may reasonably request (to the extent known by Renewables). Renewables shall keep TransAlta regularly and promptly informed of the status of and any change to the material terms of any Acquisition Proposal, request or amendment thereto, in writing and shall provide to TransAlta copies of all material or substantive correspondence with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence.

(d)	Renewables shall not accept, approve or recommend, nor enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by this Section 3.4), unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal and the Person making the Acquisition Proposal shall not have been restricted from making such Acquisition Proposal pursuant to an existing confidentiality, non-disclosure or standstill agreement or similar restriction;
(ii)	Renewables has complied with and continues to be in compliance with its obligations in this Section 3.4;
(iii)	Renewables has provided TransAlta with: (A) notice in writing that the Renewables Board, after consultation with the Renewables Financial Advisors and external legal counsel as reflected in the minutes of the meeting of the Renewables Board, has determined that the Acquisition Proposal constitutes a Superior Proposal and has accepted, approved or recommended, or entered into such agreement relating to, the Acquisition Proposal; (B) copies of the proposed definitive agreement for the Superior Proposal and any confidentiality and standstill agreement between Renewables and the Person making the Superior Proposal, if not previously delivered, as well as all supporting materials, including any financing documents supplied to Renewables or its Representatives in connection therewith; and (C) written notice regarding the value and financial terms that the Renewables Board, in consultation with the Renewables Financial Advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal, in each case, at least five Business Days prior to the time at which the Renewables Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;
(iv)	five Business Days shall have elapsed from the later of the date TransAlta received the notice, documentation and other materials referred to in Subsection 3.4(d)(iii) from Renewables in respect of the Acquisition Proposal and the date on which
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TransAlta received notice of Renewables’ proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and, if TransAlta has proposed to amend the terms of the transactions contemplated in this Agreement and the Arrangement in accordance with Subsection 3.4(e), the Renewables Board (after receiving advice from the Renewables Financial Advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of this Agreement and the Arrangement proposed by TransAlta;

(v)	Renewables concurrently terminates this Agreement pursuant to Subsection 8.2(d)(ii); and
(vi)	Renewables has previously paid, or concurrently pays, to TransAlta the TransAlta Damages Fee.
(e)	During the period(s) referred to in Subsection 3.4(d)(iii) and Subsection 3.4(d)(iv), TransAlta shall have the opportunity, but not the obligation, to propose to amend the terms of the transactions contemplated in this Agreement and the Arrangement and Renewables shall, and shall cause its counsel and other advisors to, co-operate with TransAlta with respect thereto, including negotiating with TransAlta and its counsel and other advisors to enable TransAlta to propose such adjustments to the terms and conditions of this Agreement and the Arrangement as TransAlta deems appropriate and as would enable Renewables to proceed with the Arrangement and the transactions contemplated in this Agreement on such adjusted terms. The Renewables Board shall review any proposal by TransAlta to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether TransAlta’s proposal to amend the transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. In the event that TransAlta proposes to amend the terms of the transactions contemplated in this Agreement and the Arrangement such that the Acquisition Proposal would not result in a transaction more favourable to the Renewables Shareholders from a financial point of view, than the Arrangement as so amended, as determined by the Renewables Board in good faith (after receiving advice from the Renewables Financial Advisors and outside legal counsel) and TransAlta advises the Renewables Board of such proposed amendment within five Business Days of receiving notice of such Superior Proposal, the Renewables Board shall not: (i) accept, recommend, approve or enter into any agreement to implement such Superior Proposal; or (ii) withdraw, modify or change its recommendation in respect of the Arrangement. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 3.4 and shall initiate a new five Business Day match right period.
(f)	TransAlta agrees that all information that may be provided to it by Renewables with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement in order to enforce its rights under this Agreement in legal proceedings.
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(g)	If required by TransAlta, Renewables shall reaffirm its recommendation of the approval of the Arrangement by press release promptly in the event that:
(i)	any Acquisition Proposal is publicly announced unless such Acquisition Proposal constitutes a Superior Proposal and Renewables otherwise complies with Subsections 3.4(d) and (e) in respect thereof; or
(ii)	the Parties have entered into an amended agreement pursuant to Subsection 3.4(e) which results in any Acquisition Proposal not being a Superior Proposal.

TransAlta and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Such press release shall state that the Renewables Board has determined that the Acquisition Proposal is not a Superior Proposal and shall reaffirm the approvals, determinations and recommendations of the Renewables Board in respect of this Agreement and the Arrangement.

(h)	If Renewables provides the notice contemplated by Subsection 3.4(d)(iii) on a date which is less than five Business Days prior to the Renewables Meeting, TransAlta shall be entitled to require Renewables to adjourn or postpone the Renewables Meeting to a date that is not more than seven Business Days following the date after Renewables has complied with its obligations under Subsection 3.4(b)(viii)(B).
(i)	Neither Renewables nor the Renewables Board shall withdraw, or qualify, amend or modify in a manner adverse to TransAlta, the approval or recommendation of the Arrangement by the Renewables Board, except if such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Renewables, in accordance with the requirements of Subsection 3.4(d) and Subsection 3.4(e), into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal.
(j)	Nothing contained in this Agreement shall prevent the Renewables Board from complying with division 3 of National Instrument 62-104, Takeover Bids and Issuer Bids and similar provisions under Applicable Laws relating to the provision of directors’ circulars and making appropriate disclosure to its securityholders.
(k)	Renewables shall ensure that its Representatives are aware of the provisions of this Section 3.4, and any violation of or the taking of any action which is inconsistent with any of the restrictions set forth in this Section 3.4 by any Representative shall be deemed to constitute a breach of this Section 3.4 by its Representatives.
3.5	Access to Information
(a)	From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement, each of Renewables and TransAlta shall, subject to compliance with Applicable Laws and the terms of any contracts, upon reasonable prior notice, provide the Other Party and its Representatives access, during normal business hours, to its premises, books, contracts, records, computer systems, properties, employees and management personnel and will use its reasonable commercial efforts to furnish to such Other Party such information concerning its business, properties and personnel as may
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be reasonably required in connection with such Party’s ongoing due diligence review of the Other Party.

(b)	Each of Renewables and TransAlta agrees to:
(i)	give the legal and professional representatives and agents of the Other Party reasonable access during normal business hours to its books, records and documents as such Other Party may reasonably request, provided that the disclosing Party is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and
(ii)	endeavour to include in the information furnished to such Other Party information which would reasonably be considered to be relevant for the purposes of that Party’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.
(c)	The Parties acknowledge and agree that all information provided by Renewables to TransAlta or by TransAlta to Renewables pursuant to this Section 3.5 shall remain subject to the provisions of the Confidentiality Agreement.
(d)	Nothing in the foregoing shall require Renewables or TransAlta to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information which, in the opinion of Renewables or TransAlta, as applicable, acting reasonably, is competitively sensitive (provided that each of Renewables and TransAlta’s external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the AUC Approval).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of TransAlta

TransAlta hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of Renewables and acknowledges that Renewables is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	TransAlta and each of its subsidiaries is a corporation, partnership or limited partnership duly organized and validly subsisting under the Applicable Laws of its jurisdiction of formation and TransAlta and each of its subsidiaries has, or through one or more of its partners or managing members has, the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.
(b)	TransAlta and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, operated, licensed or otherwise held, or the nature of its activities make such registration necessary under Applicable Laws, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on TransAlta.
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(c)	TransAlta has the requisite corporate power and authority to enter into this Agreement and the Renewables Lock-up Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Renewables Lock-up Agreements and the consummation by TransAlta of the transactions contemplated by this Agreement have been duly authorized by the TransAlta Board and no other corporate proceedings on the part of TransAlta or any vote of holders of TransAlta Shares are or shall be necessary to approve this Agreement and consummate the transactions contemplated hereby. This Agreement and the Renewables Lock-up Agreements have been duly executed and delivered by TransAlta and constitute a legal, valid and binding obligation of TransAlta enforceable against TransAlta in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity.
(d)	TransAlta has reserved and allotted or will reserve and allot prior to the Effective Time, and will have taken all necessary action to permit it to issue, a sufficient number of TransAlta Shares as are issuable pursuant to this Arrangement, and, subject to the terms and conditions of the Arrangement, such TransAlta Shares, when issued, will be validly issued as fully paid and non-assessable pursuant to the Arrangement and no Person will have any pre-emptive right of subscription or purchase in respect thereof.
(e)	Subject to the issuance of the Interim Order and Final Order by the Court and receipt of Regulatory Approvals, neither the execution and delivery of this Agreement by TransAlta, the consummation by TransAlta of the Arrangement nor compliance by TransAlta with any of the provisions hereof will:
(i)	except as previously disclosed in writing to Renewables, require any consent or other actions by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which TransAlta or any of its subsidiaries is entitled under any provision of any material contract or any material Authorization to which TransAlta or any of its subsidiaries is a party or by which TransAlta or any of its subsidiaries is bound;
(ii)	result in the creation or imposition of any Lien upon any of the properties or assets of TransAlta or its subsidiaries;
(iii)	contravene, conflict with, or result in any violation or breach of the articles, bylaws or other constating documents of TransAlta or any of its subsidiaries; or
(iv)	violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule, regulation or Applicable Law applicable to TransAlta or any of its subsidiaries,

except, in the case of clauses (i), (ii), and (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on TransAlta.

(f)	The execution, delivery and performance by TransAlta of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental
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Authority by TransAlta other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Securities Authorities; (iv) the Regulatory Approvals; and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on TransAlta.

(g)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of Regulatory Approvals or which are required to be fulfilled post-Arrangement, there is no legal impediment to TransAlta’s consummation of the transactions contemplated by this Agreement.
(h)	TransAlta has sufficient funds available to pay the aggregate Renewables Cash Consideration, as adjusted pursuant to the terms hereof.
(i)	Except as disclosed in the TransAlta Public Record, since December 31, 2022:
(i)	there has not been any Material Adverse Change respecting TransAlta and its subsidiaries, taken as a whole;
(ii)	TransAlta and each of its subsidiaries has conducted its business only in the Ordinary Course and in accordance with Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and
(iii)	neither TransAlta nor any of its subsidiaries has incurred or suffered to exist any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of TransAlta and its subsidiaries, taken as a whole, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(j)	The TransAlta Financial Statements fairly present, in accordance with IFRS, consistently applied, the consolidated financial position and condition of TransAlta and its subsidiaries at the dates thereof and the results of the operations of TransAlta for the periods then ended and reflect, in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of TransAlta and its subsidiaries on a consolidated basis, as at the dates thereof.
(k)	No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of TransAlta, no such proceeding is, to the knowledge of TransAlta, pending, contemplated or threatened and TransAlta is not, to its knowledge, in default of any material requirement of any Applicable Laws.
(l)	There are no Proceedings pending or, to the knowledge of TransAlta, threatened, against TransAlta, any of its subsidiaries or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TransAlta.
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(m)	TransAlta is a “reporting issuer” in each of the provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the TransAlta Shares are listed and posted for trading on the TSX. The TransAlta Shares are registered pursuant to section 12(b) of the U.S. Exchange Act, and TransAlta is in compliance in all material respects with its obligations thereunder. The TransAlta Shares are listed and posted for trading on the NYSE. TransAlta is not in material default of any material requirements of any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any rules or regulations of, or agreement with, the TSX or the NYSE. No delisting, suspension of trading in or cease trading order with respect to the TransAlta Shares is pending or, to the knowledge of TransAlta, threatened. To the knowledge of TransAlta, none of its officers or directors are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. The documents and information comprising the TransAlta Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the TransAlta Public Record prior to the date hereof. TransAlta has not filed any confidential material change report that, as of the date hereof, remains confidential.
(n)	To the knowledge of TransAlta, no “related party” of TransAlta (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement or pursuant to any “connected transaction” (within the meaning of MI 61-101).
(o)	TransAlta is a taxable Canadian corporation for the purposes of the Tax Act and is not a non-resident of Canada for the purposes of the Tax Act.
(p)	As of the date of this Agreement, the authorized capital of TransAlta consists of an unlimited number of TransAlta Shares and an unlimited number of first preferred shares issuable in series (“Preferred Shares”).
(q)	As of the date of this Agreement, there are issued and outstanding: (i) 263,376,588 TransAlta Shares; (ii) 9,629,913 Series A Preferred Shares; (iii) 2,370,087 Series B Preferred Shares; (iv) 9,955,701 Series C Preferred Shares; (v) 1,044,299 Series D Preferred Shares; (vi) 9,000,000 Series E Preferred Shares; (vii) 6,600,000 Series G Preferred Shares; and (viii) 400,000 Redeemable Shares.
(r)	Except for the TransAlta Shares, the Preferred Shares and the Redeemable Shares described in Subsection 4.1(q), there are currently no other shares of any class or series in the capital of TransAlta outstanding. Except for: (i) 2,743,723 options to purchase TransAlta Shares (“Options”) issued and outstanding pursuant to TransAlta’s stock option plan as amended and approved April 2010, and as further amended and restated effective January 2017, effective March 2020 and effective March 2021; (ii) 1,749,070 performance share units issued and outstanding under the Share Unit Plan (“PSUs”); (iii) 2,456,639 restricted share units issued under the Share Unit Plan (“RSUs”); (iv) the TransAlta Shareholder Rights Plan and the rights issued thereunder in respect of each issued and outstanding TransAlta Share (the “TransAlta SRPs”), there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by TransAlta of any securities of TransAlta (including TransAlta Shares) or any securities convertible into, or
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exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of or other equity or voting interests in TransAlta (including TransAlta Shares).

(s)	All outstanding TransAlta Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the TransAlta Shares issuable pursuant to the Options, the PSUs, the RSUs and the TransAlta SRPs described in Subsection 4.1(r) have been, or will be, duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. Other than the TransAlta Shares, there are no securities of TransAlta outstanding which have the right to vote generally with TransAlta shareholders on any matter.
(t)	TransAlta and its subsidiaries have good title to all material property of any kind or nature which TransAlta or any of its subsidiaries purport to own (“Material Owned TransAlta Assets”), free and clear of all Liens (other than Liens as are addressed in any governmental registry or arising in the Ordinary Course), except as would not, individually or in the aggregate, have a Material Adverse Effect. TransAlta and its subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to TransAlta or any of its subsidiaries as used, possessed and controlled by TransAlta or its subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect (the “Material Leased TransAlta Assets”). Except as disclosed in the TransAlta Public Record, the Material Owned TransAlta Assets and the Material Leased TransAlta Assets have been properly maintained in all material respects in accordance with good industry operating practice and are in good working order, subject to ordinary wear and tear for equipment of comparable age, for the continued conduct of the business of TransAlta and its subsidiaries in the manner in which it is currently conducted.
(u)	The TransAlta Information shall, as of the respective dates of such information, be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.
4.2	Representations and Warranties of Renewables

Renewables hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of TransAlta and acknowledges that TransAlta is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)	Each of Renewables and its subsidiaries is a corporation, a partnership or a limited partnership duly organized and validly subsisting under the Applicable Laws of its jurisdiction of formation and Renewables has, or through one or more of its partners has, the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.
(b)	Each of Renewables and its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, operated, licensed or otherwise held, or the nature of its activities make such registration necessary under Applicable Laws, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Renewables and its subsidiaries, taken as a whole.
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(c)	Renewables has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Renewables of the transactions contemplated by this Agreement have been duly authorized by the Renewables Board and, other than approval by the Renewables Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Applicable Law and approval by the Court, no other corporate proceedings on the part of Renewables are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Renewables and constitutes a legal, valid and binding obligation of Renewables enforceable against Renewables in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws relating to or affecting creditors’ rights generally and to general principles of equity.
(d)	Subject to the approval of the Renewables Shareholders of the Arrangement Resolution, the issuance of the Interim Order and the Final Order by the Court and receipt of Regulatory Approvals, neither the execution and delivery of this Agreement by Renewables, the consummation by Renewables of the Arrangement nor compliance by Renewables with any of the provisions hereof will:
(i)	except as previously disclosed in writing to TransAlta, require any consent or other actions by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Renewables or any of its subsidiaries is entitled under any provision of any material contract or any material Authorization to which Renewables or any of its subsidiaries is a party or by which Renewables or any of its subsidiaries is bound;
(ii)	result in the creation or imposition of any Lien upon any of the properties or assets of Renewables or its subsidiaries;
(iii)	contravene, conflict with, or result in any violation or breach of the articles, bylaws or other constating documents of Renewables or any of its subsidiaries; or
(iv)	violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule, regulation or Applicable Law applicable to Renewables or any of its subsidiaries,

except, in the case of clauses (i), (ii) and (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Renewables.

(e)	Renewables has sufficient funds available to pay the amount which may be required pursuant to Section 6.1 of this Agreement.
(f)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of Regulatory Approvals or which are required to be fulfilled post-Arrangement, there is no legal impediment to Renewables’ consummation of the transactions contemplated by this Agreement.
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(g)	The execution, delivery and performance by Renewables of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Authority by Renewables other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) filings with the Securities Authorities; (v) the Regulatory Approvals; (vi) approval of the Arrangement Resolution; and (vii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect on Renewables.
(h)	Except as disclosed in the Renewables Public Record, since December 31, 2022:
(i)	there has not been any Material Adverse Change respecting Renewables and its subsidiaries, taken as a whole;
(ii)	Renewables and each of its subsidiaries has conducted its business only in the Ordinary Course and in accordance with Applicable Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and
(iii)	neither Renewables nor any of its subsidiaries has incurred or suffered to exist any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise), whether or not such liabilities would be required by IFRS to be reflected on a balance sheet of Renewables and its subsidiaries, taken as a whole, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(i)	The Renewables Financial Statements fairly present, in accordance with IFRS, consistently applied, the consolidated financial position and condition of Renewables and its subsidiaries at the dates thereof and the results of the operations of Renewables for the periods then ended and reflect, in accordance with IFRS, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Renewables and its subsidiaries on a consolidated basis, as at the dates thereof.
(j)	The Renewables Information shall, as of the respective dates of such information, be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.
(k)	There are no Proceedings pending against Renewables, any of its subsidiaries or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Renewables.
(l)	Renewables is a “reporting issuer” in each of the provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Renewables Shares are listed and posted for trading on the TSX. Renewables is not in material default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Renewables Shares is pending. The documents and information comprising the Renewables Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless
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such document or information was subsequently corrected or superseded in the Renewables Public Record prior to the date hereof. Renewables has not filed any confidential material change report that, as of the date hereof, remains confidential.

(m)	As of the date of this Agreement, the authorized capital of Renewables consists of an unlimited number of Renewables Shares, an unlimited number of Class B shares (“Class B Shares”) and an unlimited number of preferred shares issuable in series (“Renewables Preferred Shares”).
(n)	As of the date of this Agreement, there are issued and outstanding: (i) 266,863,741 Renewables Shares; (ii) no Class B Shares; and (iii) no Renewables Preferred Shares.
(o)	Except for the Renewables Shares, there are no other shares of any class or series in the capital of Renewables outstanding. Except for a dividend reinvestment share purchase plan applicable to holders of Renewables Shares, which was suspended following the payment of the dividend on October 30, 2020, there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by Renewables of any securities of Renewables (including Renewables Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of or other equity or voting interests in Renewables (including Renewables Shares).
(p)	All outstanding Renewables Shares have been duly authorized and validly issued, are fully paid and non-assessable. Other than the Renewables Shares, there are no securities of Renewables outstanding which have the right to vote generally with Renewables Shareholders on any matter.
(q)	Renewables and its subsidiaries have good title to all material property of any kind or nature which Renewables or any of its subsidiaries purport to own (“Material Owned Renewables Assets”), free and clear of all Liens (other than Liens as are addressed in any governmental registry or arising in the Ordinary Course), except as would not, individually or in the aggregate, have a Material Adverse Effect. Renewables and its subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by and material to Renewables or any of its subsidiaries as used, possessed and controlled by Renewables or its subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect (the “Material Leased Renewables Assets”). Except as disclosed in the Renewables Public Record, the Material Owned Renewables Assets and the Material Leased Renewables Assets have been properly maintained in all material respects in accordance with good industry operating practice and are in good working order, subject to ordinary wear and tear for equipment of comparable age, for the continued conduct of the business of Renewables and its subsidiaries in the manner in which it is currently conducted.
(r)	Neither Renewables nor any of its subsidiaries own, directly or indirectly, any “rate regulated” electrical transmission assets outside of the Province of Alberta.
(s)	Renewables is not a non-resident of Canada for the purposes of the Tax Act.
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4.3	Privacy Issues
(a)	For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the Other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.
(b)	Each Disclosing Party covenants and agrees to, upon request, use its reasonable commercial efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure.
(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:
(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;
(ii)	after the completion of the transactions contemplated herein,
(A)	collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless:
(1)	the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose, or
(2)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; and
(B)	where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;
(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, and to not thereafter use or disclose any of the Transferred Information, should the transactions contemplated herein not be completed; and
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(iv)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Laws.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of the following conditions, any of which may be waived in whole or in part by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to the Parties, each acting reasonably, and such Interim Order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;
(b)	the Arrangement Resolution shall have been approved and adopted by the Renewables Shareholders at the Renewables Meeting in accordance with the requirements of the Interim Order and in form and substance satisfactory to the Parties, each acting reasonably;
(c)	the Final Order shall have been obtained in form and substance satisfactory to the Parties, each acting reasonably, and such Final Order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;
(d)	the Articles of Arrangement shall have been filed with the Director under the CBCA in accordance with this Agreement and shall be in form and substance satisfactory to the Parties, each acting reasonably;
(e)	the Effective Date shall have occurred on or before the Outside Date;
(f)	the TransAlta Shares to be issued to the holders of Renewables Shares pursuant to this Agreement shall have been authorized for listing on the NYSE and the TSX;
(g)	on the Effective Date, each Party shall be satisfied, acting reasonably, that the TransAlta Shares issuable to the holders of Renewables Shares pursuant to the Arrangement: (i) shall not be subject to any hold period, restricted period or seasoning period under Applicable Canadian Securities Laws that shall not have been satisfied on the Effective Date; and (ii) shall not require registration under the U.S. Securities Act, whether on the basis of the exemption provided for in section 3(a)(10) thereof or otherwise;
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(h)	all Regulatory Approvals shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;
(i)	no claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (whether, for greater certainty, by a Governmental Authority or any other Person) shall be commenced, pending or threatened and no Applicable Law shall have been proposed, enacted, promulgated or applied, in either case:
(i)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the Arrangement or the transactions contemplated therein or herein or any of the material terms and conditions of any transaction contemplated by this Agreement or seeking to obtain from TransAlta or Renewables any material damages directly or indirectly in connection with the Arrangement;
(ii)	seeking to cease trade, restrict, enjoin, prohibit, materially delay or impose material conditions on the rights of TransAlta to own, hold or exercise full rights of ownership over the Renewables Shares upon the completion of the Arrangement or conduct the business conducted by Renewables;
(iii)	seeking to prohibit or restrict the completion of the Arrangement in accordance with the terms hereof or otherwise relating to the Arrangement;
(iv)	seeking to prohibit or limit the ownership or operation by Renewables, TransAlta or any of their respective affiliates of any material portion of the business or assets of Renewables or to compel TransAlta or any of its affiliates to dispose or divest of or hold separate any material portion of the business or assets of Renewables; or
(v)	seeking to prohibit TransAlta or any of its affiliates from effectively controlling in any material respect the business or operations of Renewables,

that would, if successful, be reasonably likely to have a Material Adverse Effect; and

(j)	no Governmental Authority shall have enacted, issued, promulgated, applied for (or advised any of the Parties in writing that it has determined to make such application), enforced or entered any Applicable Law (whether temporary, preliminary or permanent) that makes illegal, restrains, enjoins or otherwise prohibits consummation of, or dissolves the Arrangement or the other transactions contemplated by this Agreement.
5.2	Additional Conditions to Obligations of TransAlta

The obligation of TransAlta to complete the Arrangement is subject to the satisfaction, on or before the Effective Time, of the following conditions, which conditions are for the exclusive benefit of TransAlta and may only be waived, in whole or in part, by TransAlta in its sole discretion:

(a)	all covenants of Renewables under this Agreement to be performed on or before the Effective Time (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in such covenants) shall have been duly performed by Renewables in all material respects, and TransAlta shall have received a certificate of Renewables
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addressed to TransAlta dated the Effective Time, signed on behalf of Renewables by two senior executive officers of Renewables (on Renewables’ behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all representations and warranties of Renewables set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time (except for representations and warranties as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and TransAlta shall have received a certificate of Renewables addressed to TransAlta and dated the Effective Time, signed on behalf of Renewables by two senior executive officers of Renewables (on Renewables’ behalf and without personal liability), confirming the above as at the Effective Time;
(c)	Renewables shall have furnished TransAlta with:
(i)	certified copies of the resolutions duly passed by the Renewables Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and
(ii)	a certified copy of the Arrangement Resolution duly passed by the Renewables Shareholders;
(d)	no Material Adverse Change in respect of Renewables shall have occurred after the date hereof;
(e)	holders of not more than 10% of the issued and outstanding Renewables Shares not owned by TransAlta shall have exercised Dissent Rights in relation to the Arrangement;
(f)	in addition to the approvals contemplated in Subsection 5.1(h), all other third party waivers or approvals required in connection with the consummation of the Arrangement shall have been provided or obtained on terms and conditions acceptable to TransAlta, acting reasonably; and
(g)	Renewables shall have delivered a mutual release, in form and substance satisfactory to TransAlta, acting reasonably, duly executed by each director and officer of Renewables as requested by TransAlta.
5.3	Additional Conditions to Obligations of Renewables

The obligation of Renewables to complete the Arrangement is subject to the satisfaction, on or before the Effective Time, of the following conditions, which conditions are for the exclusive benefit of Renewables and may only be waived, in whole or in part, by Renewables in its sole discretion:

(a)	all covenants of TransAlta under this Agreement to be performed on or before the Effective Time (without giving effect to, applying or taking into consideration any Material Adverse Effect, Material Adverse Change or other materiality qualifications already contained in
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such covenants) shall have been duly performed by TransAlta in all material respects, and Renewables shall have received a certificate of TransAlta addressed to Renewables dated the Effective Time, signed on behalf of TransAlta by two senior executive officers of TransAlta (on TransAlta’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)	all representations and warranties of TransAlta set forth in this Agreement were true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time (except for representations and warranties as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would not have a Material Adverse Effect (and, for this purpose, any reference to “material”, “Material Adverse Effect” or other concepts of materiality in such representations and warranties shall be ignored), and Renewables shall have received a certificate of TransAlta addressed to Renewables and dated the Effective Time, signed on behalf of TransAlta by two senior executive officers of TransAlta (on TransAlta’s behalf and without personal liability), confirming the above as at the Effective Time;
(c)	TransAlta shall have furnished Renewables with certified copies of the resolutions duly passed by the TransAlta Board approving this Agreement and the consummation of the transactions contemplated by this Agreement;
(d)	TransAlta shall have deposited or caused to be deposited in escrow with the Depositary the aggregate Renewables Cash Consideration and TransAlta Shares that will be payable to the Renewables Shareholders under the Arrangement in accordance with Section 2.14, and Renewables shall have received written confirmation of the receipt of such funds and TransAlta Shares by the Depositary; and
(e)	no Material Adverse Change in respect of TransAlta shall have occurred after the date hereof.
5.4	Notice and Effect of Failure to Comply with Conditions
(a)	Each Party shall give prompt notice to the other of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would reasonably be likely to:
(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to or at the Effective Time.
(b)	TransAlta may not exercise its right to terminate this Agreement pursuant to Subsection 8.2(c)(ii), and Renewables may not exercise its right to terminate this Agreement pursuant to Subsection 8.2(d)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (the “Termination Notice”) to the Other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the
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Terminating Party asserts as the basis for the termination right. If any such Termination Notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (it being agreed that matters arising out of any fraudulent act or an act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement, are not capable of being cured), the Terminating Party may not exercise such termination right until the earlier of: (i) the Outside Date; and (ii) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Renewables Meeting, unless the Parties agree otherwise, Renewables shall postpone or adjourn the Renewables Meeting to the earlier of: (i) three Business Days prior to the Outside Date; and (ii) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

(c)	Notwithstanding anything else contained herein, TransAlta shall not be entitled to exercise any right under this Agreement or claim a remedy available to it hereunder as a result of, or in relation to, TransAlta failing to take any action required by it in its capacity as the manager pursuant to the Management Services Agreement.
5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the CBCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES

6.1	TransAlta Damages

If at any time after the execution of this Agreement, this Agreement is terminated:

(a)	by TransAlta pursuant to Subsection 8.2(c)(i), or 8.2(c)(iii); or
(b)	by Renewables or TransAlta pursuant to Subsection 8.2(b)(ii) but prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) in respect of Renewables shall have been announced, made or otherwise publicly disclosed (and not withdrawn) prior to the date proposed for the Renewables Meeting, and, within 9 months following the date of such termination:
(i)	the Renewables Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not in such 9 month period);
(ii)	Renewables shall have entered into or become party to a binding agreement with respect to any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) which is subsequently consummated at any time thereafter (whether or not in such 9 month period); or
(iii)	any Acquisition Proposal is consummated with Renewables, or
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(c)	by Renewables pursuant to Subsection 8.2(d)(ii),

(each of the above being a “TransAlta Damages Event”), Renewables shall pay to TransAlta $95,400,000 (the “TransAlta Damages Fee”) as liquidated damages in immediately available funds to an account designated by TransAlta, with the TransAlta Damages Fee to be paid: (i) in the case of Subsection 6.1(a), within two Business Days of termination; (ii) in the case of Subsection 6.1(b), on the date on which the Acquisition Proposal (as it may be modified or amended) is consummated (whether occurring during such 9 month period or thereafter); and (iii) in the case of Subsection 6.1(c), in accordance with Subsection 3.4(d). Following a TransAlta Damages Event, but prior to payment of the TransAlta Damages Fee as required, Renewables shall be deemed to hold such funds in trust for TransAlta. Renewables shall only be obligated to pay the TransAlta Damages Fee once pursuant to this Section 6.1. For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

6.2	Injunctive Relief and Remedies

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to seek injunctive relief to restrain any breach or threatened breach by the Other Party of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith, this being in addition to any other remedy to which such Party may be entitled at law or in equity. Each of the Parties acknowledges that the agreement contained in Section 6.1 is an integral part of the transaction contemplated by this Agreement, and that without this agreement the Parties would not enter into this Agreement; and further that the payment of the TransAlta Damages Fee in the circumstances set out in Section 6.1 is a payment of liquidated damages which is a genuine pre-estimate of the damages which TransAlta shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Renewables irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, TransAlta agrees that its right to receive the TransAlta Damages Fee in the manner provided in this Article 6, is TransAlta’s sole and exclusive remedy against the Renewables in respect of the event(s) giving rise to such payment; provided that, this limitation shall not apply to TransAlta in the event of fraud or willful breach of this Agreement by Renewables.

ARTICLE 7
AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time, before or after the holding of the Renewables Meeting but not later than the Effective Time, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and Applicable Laws, without further notice to or authorization on the part of the TransAlta Shareholders and the Renewables Shareholders, provided that no such amendment reduces or adversely affects the consideration to be received by a Renewables Shareholder without approval by the Renewables Shareholders

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given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 8
TERMINATION

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Parties;
(b)	by either Party:
(i)	if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause shall not be available to any Party whose failure to fulfill any of its obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or prior to the Outside Date;
(ii)	if the Arrangement Resolution is not approved by the Renewables Shareholders at the Renewables Meeting (or any adjournment or postponement thereof) in accordance with the Interim Order; or
(iii)	if any Applicable Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Applicable Law has become final and non-appealable;
(c)	by TransAlta:
(i)	if:
(A)	the Renewables Board shall have failed to publicly recommend this Agreement or the Arrangement in the manner contemplated by Section 2.5;
(B)	the Renewables Board shall have withdrawn or qualified, amended or modified in a manner adverse to TransAlta, the approval or
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recommendation of the Arrangement by the Renewables Board, otherwise than in the circumstances described in 8.2(d)(ii);

(C)	the Renewables Board fails to publicly reaffirm its recommendation of this Agreement and the Arrangement within two Business Days after having been requested to do so by TransAlta in accordance with Subsection 3.4(g);
(D)	Renewables or the Renewables Board accepts, approves, endorses or recommends an Acquisition Proposal; or
(E)	Renewables or the Renewables Board enters into any agreement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 3.4(b)(viii));
(ii)	subject to Section 5.4, if Renewables breaches any of its representations or warranties, or fails to perform any covenant or agreement made by it in this Agreement, which breach or breaches would cause any condition set forth in Section 5.1 or Section 5.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4, except that the right to terminate this Agreement under this clause shall not be available to TransAlta if it is then in breach of this Agreement or the Management Services Agreement so as to cause, or result in, any condition in Section 5.1 or Section 5.2 not to be satisfied;
(iii)	if Renewables breaches any of its covenants or agreements in any material respect in Section 3.4 unless such breach is a result of TransAlta failing to perform its obligations pursuant to the Management Services Agreement; or
(iv)	if after the date of this Agreement, there occurs a Material Adverse Effect in respect of Renewables unless such Material Adverse Effect is a result of TransAlta failing to perform its obligations pursuant to the Management Services Agreement; or
(d)	by Renewables:
(i)	subject to Section 5.4, if TransAlta breaches any of its representations or warranties, or fails to perform any covenant or agreement made by it in this Agreement or the Management Services Agreement, which breach or breaches would cause any condition set forth in Section 5.1 or Section 5.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4, except that the right to terminate this Agreement under this clause shall not be available to Renewables if it is then in breach of this Agreement so as to cause, or result in, any condition in Section 5.1 or Section 5.3 not to be satisfied;
(ii)	if the Renewables Board accepts, approves or recommends, or Renewables enters into any agreement with respect to, a Superior Proposal in compliance with the provisions of Subsection 3.4(d), provided that Renewables concurrently will have delivered to TransAlta written confirmation that the Renewables Board has accepted, approved or recommended, or Renewables has entered into such agreement relating to, such Superior Proposal; or
50

(iii)	if, after the date of this Agreement, there occurs a Material Adverse Effect in respect of TransAlta.

In the event of the termination of this Agreement in the circumstances set out in Section 8.1 or paragraphs (a) through (d) of this Section 8.2, this Agreement shall forthwith become void and of no further force and effect and neither Party (nor any shareholder, director, officer, agent, consultant or representative of such Party) shall have any liability or further obligation to the other hereunder except that: (a) in the event of termination under Section 8.1 as a result of the Effective Time occurring, Section 2.13 shall survive for a period of six years following such termination; and (b) in the event of termination under this Section 8.2, this Section 8.2 and Sections 1.5, 1.11, 3.1(g), 3.2(k), 4.3, 6.1, 6.2, 7.2, 9.1, 10.1, 10.2, 10.3, 10.4, 10.6 and 10.7 shall survive termination of this Agreement and each Party’s obligations under the Confidentiality Agreement shall remain full force and effect in accordance with the terms thereof.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.2 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by email transmission and in the case of:

(a)	TransAlta, addressed to:

TransAlta Place, Suite 1400

1100 1 St SE

Calgary, Alberta, Canada

T2G 1B1

Attention:	Kerry O’Reilly, Executive Vice President | Legal, Commercial and External Affairs
E-mail:	[email address redacted], with copy to: [email address redacted]

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with a copy to (which shall not constitute notice):

Norton Rose Fulbright Canada LLP

400 – 3rd Avenue S.W.

Suite 3700

Calgary, Alberta T2P 4H2

Attention:	Justin Ferrara and Kassy Corothers
Email:	[email address redacted] and [email address redacted]

(b)	Renewables, addressed to:

TransAlta Place, Suite 1400

1100 1 St SE

Calgary, Alberta, Canada

T2G 1B1

Attention:	David Drinkwater, Chair of the Renewables Board
E-mail:	[email address redacted]

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP

4300 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5

Attention:	Leland Corbett and Benjamin Hudy
Email:	[email address redacted] and [email address redacted]

or such other address as the Parties may, from time to time, advise to the Other Party hereto by notice in writing. Any notice or other communication is deemed to be given and received: (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day; (ii) if sent by overnight courier, on the next Business Day; or (iii) if sent by email transmission, shall be deemed to have been received on the Business Day following the sending. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

ARTICLE 10
GENERAL

10.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns. This Agreement may not be assigned by TransAlta without the prior written consent of Renewables, except that TransAlta may assign all or a portion of its rights under this Agreement to any subsidiary of TransAlta, but no assignment shall relieve TransAlta of any

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of its obligations hereunder. This Agreement may not be assigned by Renewables without the prior written consent of TransAlta.

10.2	Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement. For greater certainty, TransAlta and Renewables shall pay one-half of the applicable filing fee for any filing fee associated with obtaining the AUC Approval.

10.3	Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5	Time of Essence

Time shall be of the essence of this Agreement.

10.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.7	Third Party Beneficiaries

The provisions of Sections 2.13, 3.1(g) and 3.2(k) are: (i) intended for the benefit of the third Persons mentioned therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Renewables shall hold the rights and benefits of Sections 2.13 and 3.1(g) and TransAlta shall hold the rights and benefits of Subsection 3.2(k) in trust for and on behalf of the Third Party Beneficiaries, as applicable, and each of TransAlta and Renewables hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the applicable Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.8	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument. The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

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10.9	Survival

The representations and warranties contained herein shall terminate on, and may not be relied upon by either Party, after the Effective Time.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

TRANSALTA CORPORATION

Per:	(signed) “John Kousinioris”
Name: John Kousinioris
Title: President & Chief Executive Officer

Per:	(signed) “Chris Fralick”
Name: Chris Fralick
Title: Executive Vice President, Generation

TRANSALTA RENEWABLES INC.

Per:	(signed) “David Drinkwater”
Name: David Drinkwater
Title: Chair of the Board of Directors

Per:	(signed) “Allen Hagerman”
Name: Allen Hagerman
Title: Director

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SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE

CANADA BUSINESS CORPORATIONS ACT

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PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
(a)	“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions;
(b)	“Applicable Laws” in the context that refers to one or more Persons, means any domestic or foreign, national, federal, state, provincial, municipal, regional or local law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority, that is binding upon or applicable to such Person or Persons or its business or their business, undertaking, property or securities and, to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority;
(c)	“Applicable U.S. Securities Laws” in the context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
(d)	“Arrangement”, “herein”, “hereof”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement, Article 7 hereof or made at the direction of the Court in the Final Order provided that such amendments or variations are acceptable to both TransAlta and Renewables, each acting reasonably;
(e)	“Arrangement Agreement” means the arrangement agreement dated July 10, 2023 between TransAlta and Renewables with respect to the Arrangement (including the schedules thereto) as supplemented, modified or amended from time to time in accordance with its terms;
(f)	“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered by the Renewables Shareholders at the Renewables Meeting;
(g)	“Articles of Arrangement” means the articles of arrangement of Renewables in respect of the Arrangement, required by subsection 192(6) of the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in form and substance satisfactory to both TransAlta and Renewables, each acting reasonably;
(h)	“Business Day” means a day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;
(i)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;
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(j)	“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement, giving effect to the Arrangement;
(k)	“Court” means the Court of King’s Bench of Alberta;
(l)	“Depositary” means such Person as may be appointed by TransAlta with the approval of Renewables, acting reasonably, for the purpose of receiving deposits of certificates formerly representing Renewables Shares in connection with the Arrangement;
(m)	“Director” means the Director appointed under section 260 of the CBCA;
(n)	“Dissent Rights” means the right of a registered Renewables Shareholder to dissent with respect to the Arrangement Resolution and to be paid by TransAlta the fair value of the Renewables Shares in respect of which the Renewables Shareholder dissents, granted pursuant to the Interim Order, all in accordance with section 190 of the CBCA (as modified by the Interim Order), the Interim Order and Article 4 hereof;
(o)	“Dissenting Shareholder” means a registered Renewables Shareholder who has duly and validly exercised its Dissent Rights in strict compliance with section 190 of the CBCA, the Interim Order and Article 4 hereof, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(p)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
(q)	“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the CBCA;
(r)	“Election Deadline” means 5:00 p.m. (Calgary time) on the date of the Renewables Meeting or, if the Renewables Meeting is adjourned, such time on the Business Day of such adjourned meeting if the Effective Date is to be more than two Business Days following the date of the Renewables Meeting or such time on the Business Day immediately prior to the date of such adjourned meeting if the Effective Date is to occur within two Business Days of the date of the Renewables Meeting;
(s)	“Eligible Holder” means a beneficial holder of Renewables Shares that, immediately prior to the Effective Time, is: (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;
(t)	“Final Order” means a final order of the Court in a form acceptable to TransAlta and Renewables, each acting reasonably, in respect of the Arrangement pursuant to subsection 192(4)(e) of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date, provided that such amendment is acceptable to both Renewables and TransAlta, each acting reasonably, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal, provided that such amendment is acceptable to both Renewables and TransAlta, each acting reasonably;
(u)	“Governmental Authority” means:
(i)	any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign;
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(ii)	any subdivision, agency, agent or authority of any of the foregoing; or
(iii)	any quasi-governmental or private body, including any tribunal, commission, regulatory agency, stock exchange or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including, for greater certainty, the Securities Authorities, the Toronto Stock Exchange, the New York Stock Exchange, the Alberta Utilities Commission and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity;
(v)	“Interim Order” means the interim order of the Court in a form acceptable to TransAlta and Renewables, each acting reasonably, pursuant to subsection 192(4)(c) of the CBCA in respect of the Arrangement, as such order may be affirmed, amended or modified (provided that such amendments or modifications are acceptable to both Renewables and TransAlta, each acting reasonably) by the Court;
(w)	“Joint Tax Election” has the meaning ascribed thereto in Section 3.7;
(x)	“Letter of Transmittal” means the letter of transmittal and election form sent to Renewables Shareholders (excluding the Renewables DSU Holders to whom Renewables Shares are to be issued pursuant to the election or deemed election to receive Renewables Shares pursuant to Section 3.1(b)(i)) to surrender the certificates formerly representing their Renewables Shares and elect to receive, on completion of the Arrangement, in exchange for each Renewables Share, the Renewables Cash Consideration or the Renewables Share Consideration, subject to proration as set forth in Section 3.3 hereof;
(y)	“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interests or encumbrances of any kind, whether contingent or absolute, and any agreement, options, rights or privileges (whether by Applicable Law, contract or otherwise) capable of becoming any of the foregoing;
(z)	“Maximum Cash Consideration” means $800,000,000 less the product obtained by multiplying the number of Renewables Shares held by Dissenting Shareholders by the Renewables Cash Consideration;
(aa)	“Maximum Share Consideration” means 46,441,779 TransAlta Shares;
(bb)	“Non-US Renewables DSU Holder” means a Renewables DSU Holder other than a US Renewables DSU Holder;
(cc)	“Parties” means TransAlta and Renewables; and “Party” means either one of them;
(dd)	“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;
(ee)	“Plan of Arrangement” means this plan of arrangement under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement, Article 7 hereof or made at the direction of the Court in the Final Order, provided that such amendments or variations are acceptable to TransAlta and Renewables, each acting reasonably;
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(ff)	“Renewables” means TransAlta Renewables Inc., a corporation existing under the laws of Canada;
(gg)	“Renewables Cash Consideration” means $13.00 in cash per Renewables Share;
(hh)	“Renewables DSU Holder” means a holder of one or more Renewables DSUs;
(ii)	“Renewables DSU Plan” means Renewables’ Deferred Share Unit Plan adopted as of October 29, 2013, as amended and restated effective October 25, 2021;
(jj)	“Renewables DSU Share” means a Renewables Share that is (or is deemed to be) received or receivable by a Renewables DSU Holder upon settlement of a Renewables DSU under Section 3.1(b);
(kk)	“Renewables DSUs” means deferred share units issued pursuant to the Renewables DSU Plan;
(ll)	“Renewables Meeting” means the special meeting of Renewables Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments or postponements thereof;
(mm)	“Renewables Share Consideration” means 1.0337 TransAlta Shares per Renewables Share;
(nn)	“Renewables Shareholders” means the registered or beneficial, as applicable, holders of issued and outstanding Renewables Shares, including, where applicable, the Renewables DSU Holders who have been issued Renewables DSU Shares pursuant to the election or deemed election to receive Renewables Shares pursuant to Section 3.1(b)(i);
(oo)	“Renewables Shares” means common shares in the capital of Renewables;
(pp)	“SEC” means the United States Securities and Exchange Commission;
(qq)	“Securities Authorities” means, collectively, the Alberta Securities Commission, the SEC, and the applicable securities commissions or similar securities regulatory authority of a province, state or territory of Canada or the United States;
(rr)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);
(ss)	“Tax Election Deadline” has the meaning ascribed thereto in Section 3.7;
(tt)	“Total Elected Cash Consideration” has the meaning ascribed thereto in Section 3.3(a);
(uu)	“Total Elected Share Consideration” has the meaning ascribed thereto in Section 3.3(b);
(vv)	“TransAlta” means TransAlta Corporation, a corporation existing under the laws of Canada;
(ww)	“TransAlta Shares” means common shares in the capital of TransAlta; and
(xx)	“US Renewables DSU Holder” means a Renewables DSU Holder who is subject to taxation in the United States of America.
A-5

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.
1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.
1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.
1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.
1.6	In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.
1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective on, and be binding on and after, the Effective Time on Renewables, TransAlta, all Renewables Shareholders (including Dissenting Shareholders), all Renewables DSU Holders, and all other Persons, all without any further act or formality required on the part of any Person.
2.2	The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 hereof has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur in the following order without any further act or formality:
(a)	the Renewables Shares held by Dissenting Shareholders shall be deemed to be, without any further act or formality by the holders thereof, transferred to TransAlta (free and clear of all Liens), and:
(i)	such Dissenting Shareholders shall cease to be the holders of such Renewables Shares and to have any rights as holders of such Renewables Shares other than the right to be paid fair value for such Renewables Shares as set out in Article 4;
(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Renewables Shares from the registers of Renewables Shares maintained by or on behalf of Renewables; and
(iii)	TransAlta shall be deemed to be the transferee of such Renewables Shares (free and clear of all Liens) and shall be entered into the register of Renewables Shares maintained by or on behalf of Renewables;
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(b)	notwithstanding the terms of the Renewables DSU Plan, any resolutions of the Renewables directors or any agreement, certificate or other instrument granting or confirming the grant of Renewables DSUs or representing Renewables DSUs:
(i)	with respect to each Renewables DSU outstanding immediately prior to the Effective Time and held by a Non-US Renewables DSU Holder:
(A)	the “Redemption Date” (as defined in the Renewables DSU Plan) of each such Renewables DSU shall be, and shall be deemed to be, the effective time of this Section 3.1(b);
(B)	each such Renewables DSU, shall be, and shall be deemed to be, without any further action by or on behalf of a Non-US Renewables DSU Holder, assigned, transferred and surrendered by such Non-US Renewables DSU Holder to Renewables (free and clear of all Liens) in exchange for, as elected or deemed to be elected in writing by each Non-US Renewables DSU Holder prior to the Effective Time:
(1)	a number of Renewables Shares equal to that number of Renewables Shares subject to each Renewables DSU immediately prior to the Effective Time, and such Non-US Renewables DSU Holder shall be entered into the register of Renewables Shares maintained by or on behalf of Renewables, but the Non-US Renewables DSU Holder shall not be entitled to a certificate or other document representing the Renewables Shares issued in exchange for its Renewables DSUs and such Non-US Renewables DSU Holder shall be deemed for purposes of Section 3.2 to have elected to receive, in respect of each such Renewables Share received, the Renewables Share Consideration, subject to Sections 5.9 and 6.1; or
(2)	a cash payment from Renewables equal to the Renewables Cash Consideration multiplied by that number of Renewables Shares subject to each Renewables DSU immediately prior to the Effective Time,

less any amounts withheld pursuant to Article 6 and the Renewables DSU Plan; and

(ii)	with respect to each Renewables DSU outstanding immediately prior to the Effective Time and held by a US Renewables DSU Holder:
(A)	the “Redemption Date” (as defined in the Renewables DSU Plan) of each such Renewables DSU shall be, and shall be deemed to be, the date that is one day following the six month anniversary of the Effective Date;
(B)	from and after the Effective Time, each such Renewables DSU shall, and shall be deemed to, without any further action by or on behalf of a US Renewables DSU Holder, represent a right to receive, as elected or deemed to be elected in writing by each US Renewables DSU Holder prior to the Effective Time, from Renewables on the Redemption Date as set forth in Section 3.1(b)(ii)(A):
(1)	a number of Renewables Shares equal to that number of Renewables Shares subject to each such Renewables DSU immediately prior to the Effective Time and such US Renewables
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DSU Holder shall thereafter be deemed to have elected to receive on the Redemption Date as set forth in Section 3.1(b)(ii)(A), in respect of the right to receive each such Renewables Share, the Renewables Share Consideration, subject to Sections 5.9 and 6.1; or

(2)	a cash payment equal to the Renewables Cash Consideration multiplied by that number of Renewables Shares subject to each such Renewables DSU immediately prior to the Effective Time,

less any amounts withheld pursuant to Article 6 and the Renewables DSU Plan; and

(c)	each Renewables Share held by a Renewables Shareholder (other than Renewables Shares held by TransAlta or any of its affiliates and other than Renewables Shares held by Dissenting Shareholders) shall be and shall be deemed to be, without any further act or formality by or on behalf of the Renewables Shareholder transferred to TransAlta (free and clear of all Liens) in accordance with the election or deemed election of such Renewables Shareholder pursuant to Section 3.2, as adjusted by Section 3.3, if applicable, in exchange for the Renewables Cash Consideration or the Renewables Share Consideration, and upon such exchange:
(i)	the holders of such Renewables Shares shall cease to be the holders thereof and to have any rights as holders of such Renewables Shares other than the right to receive Renewables Share Consideration or Renewables Cash Consideration, as applicable, for each such Renewables Share in accordance with this Plan of Arrangement;
(ii)	such holders’ names shall, in respect of the Renewables Shares, be removed from the register of Renewables Shares maintained by or on behalf of Renewables;
(iii)	TransAlta shall be deemed to be the transferee of such Renewables Shares (free and clear of all Liens) and shall, in respect of such Renewables Shares, be entered into the register of the Renewables Shares maintained by or on behalf of Renewables; and
(iv)	for each Renewables Share transferred to TransAlta in respect of which a holder has elected (or is deemed to have elected) to receive the Renewables Share Consideration, TransAlta shall allot and issue to such holder, in respect of each Renewables Share so transferred, the Renewables Share Consideration, as fully paid and non-assessable TransAlta Shares, and the name of such holder shall be added to the register of the holders of TransAlta Shares on the Effective Date.
3.2	With respect to the exchange of Renewables Shares effected pursuant to Section 3.1(c):
(a)	each Renewables Shareholder may elect to receive, in respect of each Renewables Share held, the Renewables Cash Consideration or the Renewables Share Consideration, subject to Sections 3.3, 5.9, and 6.1;
(b)	the election provided for in Section 3.2(a) shall be made by each Renewables Shareholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder’s election, together with any certificates representing the holder’s Renewables Shares;
(c)	any Letter of Transmittal, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Renewables Shareholder; and
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(d)	any Renewables Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 and the Letter of Transmittal (including Renewables Shareholders who duly exercise Dissent Rights but are ultimately not entitled, for any reason, to be paid fair value for Renewables Shares in respect of which they have exercised Dissent Rights), shall be deemed to have elected to receive the Renewables Share Consideration in respect of all of such holder’s Renewables Shares.
3.3	Notwithstanding Section 3.2 or any provision herein contrary to, (i) the maximum amount of cash that may, in the aggregate, be paid by TransAlta to the Renewables Shareholders pursuant to Section 3.1(c) shall be equal to the Maximum Cash Consideration; and (ii) the maximum number of TransAlta Shares (excluding any TransAlta Shares to be issued to a Renewables Shareholder in exchange for a Renewables DSU Share) that may, in the aggregate, be issued by TransAlta to the Renewables Shareholders pursuant to Section 3.1(c) shall be equal to the Maximum Share Consideration. In the event that:
(a)	the aggregate amount of cash that would, but for this Section 3.3(a), be paid to Renewables Shareholders in accordance with the elections or deemed elections of such Renewables Shareholders pursuant to Section 3.2 (the “Total Elected Cash Consideration”) exceeds the Maximum Cash Consideration, then the aggregate amount of cash to be paid to any Renewables Shareholder (other than a Dissenting Shareholder) shall be determined by multiplying the aggregate amount of cash that would, but for this Section 3.3(a), be paid to such Renewables Shareholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash Consideration and the denominator of which is the Total Elected Cash Consideration; and such holder shall be deemed to have elected to receive the Renewables Cash Consideration for such number of its Renewables Shares, rounded down to the nearest whole value, as is equal to the aggregate amount of cash received by such holder, as adjusted in accordance with this Section 3.3(a), divided by the Renewables Cash Consideration, and the Renewables Share Consideration for the remainder of its Renewables Shares for which, but for this Section 3.3(a), such holder would otherwise have received the Renewables Cash Consideration; or
(b)	the aggregate number of TransAlta Shares (excluding any TransAlta Shares to be issued to a Renewables Shareholder in exchange for a Renewables DSU Share) that would, but for this Section 3.3(b), be issued or issuable to Renewables Shareholders in accordance with the elections or deemed elections of such Renewables Shareholders pursuant to Section 3.2 (the “Total Elected Share Consideration”) exceeds the Maximum Share Consideration, then the aggregate number of TransAlta Shares to be issued or issuable to any Renewables Shareholder (other than TransAlta Shares issued or issuable in exchange for a Renewables DSU Share) shall be determined by multiplying the aggregate number of TransAlta Shares (excluding any TransAlta Shares to be issued in exchange for a Renewables DSU Share) that would, but for this Section 3.3(b), be issued to such Renewables Shareholder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Share Consideration and the denominator of which is the Total Elected Share Consideration; and such holder shall be deemed to have elected to receive the Renewables Share Consideration for such number of its Renewables Shares (other than Renewables DSU Shares), rounded down to the nearest whole number, as is equal to the aggregate number of TransAlta Shares (excluding any TransAlta Shares to be issued in exchange for a Renewables DSU Share) received by such holder, as adjusted pursuant to this Section 3.3(b), divided by the Renewables Share Consideration, and the Renewables Cash Consideration for the remainder of its Renewables Shares (other than Renewables DSU Shares) for which, but for this Section 3.3(b), such holder would otherwise have received the Renewables Share Consideration.
3.4	With respect to the Renewables DSUs to be dealt with pursuant to Section 3.1(b):
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(a)	the election provided for in Section 3.1(b)(i)(B) or 3.1(b)(ii)(B) shall be made by each Renewables DSU Holder by notice in writing to TransAlta, prior to the Effective Time, indicating such Renewables DSU Holder’s election;
(b)	each Renewables DSU Holder shall be entitled to elect a combination of the consideration described in Section 3.1(b)(i)(B) or 3.1(b)(ii)(B) (as the case may be) in respect of its aggregate Renewables DSUs; and
(c)	any Renewables DSU Holder who does not provide written notice to TransAlta prior to the Effective Time, or otherwise fails to comply with the requirements of this Section 3.4, shall be deemed to have elected to receive a cash payment equal to the Renewables Cash Consideration multiplied by that number of Renewables Shares subject to each Renewables DSU held by the Renewables DSU Holder immediately prior to the Effective Time.
3.5	Notwithstanding any provision herein to the contrary, TransAlta and Renewables agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the TransAlta Shares are issued on completion of this Plan of Arrangement will be issued by TransAlta in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any Applicable U.S. Securities Laws.
3.6	Each Renewables Shareholder who receives a combination of Renewables Share Consideration and Renewables Cash Consideration in exchange for Renewables Shares as a result of elections made (or deemed to be made) or as a result of the Maximum Share Consideration or Maximum Cash Consideration being exceeded as set forth in Section 3.3 shall be deemed for the purposes of the Tax Act and otherwise to receive only the Renewables Share Consideration for the number of Renewables Shares exchanged for the Renewables Share Consideration and only the Renewables Cash Consideration for the number of Renewables Shares exchanged for the Renewables Cash Consideration, provided, however, that a Renewables Shareholder who receives a combination of Renewables Share Consideration and Renewables Cash Consideration and makes a valid joint tax election with TransAlta in accordance with Subsection 3.7 to have the transfer of Renewables Shares to TransAlta under this Plan of Arrangement take place pursuant to the provisions of subsection 85(1) or (2) of the Tax Act (and the analogous provisions of any provincial tax laws), shall be deemed for purposes of the Tax Act and otherwise to have exchanged all of the holder’s Renewables Shares transferred to TransAlta as a single transaction for consideration consisting of the combination of the aggregate Renewables Share Consideration and Renewables Cash Consideration received by such holder under this Plan of Arrangement.
3.7	An Eligible Holder who transfers Renewables Shares to TransAlta pursuant to Section 3.1(c) and receives TransAlta Shares as all or part of the consideration received by such holder under this Plan of Arrangement shall be entitled to make a joint election with TransAlta (the “Joint Tax Election”) under subsection 85(1) or subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election shall be made jointly by the Eligible Holder and TransAlta. To make a Joint Tax Election, an Eligible Holder must provide the relevant information, including the Joint Tax Election, to TransAlta through a website that will be made available for this purpose. This relevant information must be submitted to TransAlta through the website on or before the day that is 90 days following the Effective Date (the “Tax Election Deadline”). TransAlta may not make a Joint Tax Election with Eligible Holders who do not provide the relevant information through the website, including the Joint Tax Election, on or before the Tax Election Deadline. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Joint Tax Election, within 90 days from the Tax Election Deadline and in any case prior to March 31, 2024, TransAlta will deliver an executed copy of the Joint Tax Election containing the relevant information to the Eligible Holder. The Eligible Holder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the Canada
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Revenue Agency (and, where applicable, to any provincial tax authority) within the required time. TransAlta will have no responsibility, or liability, in respect of any Joint Tax Election other than the specific requirements contemplated in this Section 3.7.

3.8	From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over any and all Renewables DSUs issued or outstanding prior to the Effective Time and the applicable terms and conditions thereof, including the terms and conditions of the Renewables DSU Plan and any agreement, certificate or other instrument granting or confirming the grant of any such Renewables DSUs. All actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Renewables DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein. The rights of any Renewables DSU Holder with respect to the Renewables DSUs held by such Renewables DSU Holder immediately prior to the Effective Time, and the obligations of Renewables, TransAlta and the Depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1	Each registered Renewables Shareholder may exercise Dissent Rights with respect to the Renewables Shares held by such registered Renewables Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Article 4. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Renewables Shares held by them and in respect of which Dissent Rights have been validly exercised to TransAlta free and clear of all Liens as provided in Section 3.1(a) and if they:
(a)	are ultimately entitled to be paid fair value for their Renewables Shares shall: (i) be deemed not to have participated in the transactions in Section 3.1 hereof, other than the transaction in Subsection 3.1(a); (ii) be entitled to be paid an amount equal to such fair value by TransAlta; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of such Renewables Shares; or
(b)	are ultimately not entitled, for any reason, to be paid fair value for their Renewables Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Renewables Shares who did not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline.
4.2	The fair value of the Renewables Shares for the purposes of Subsection 4.1(a) shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Renewables Shareholders.
4.3	In no event shall TransAlta or Renewables be required to recognize any Dissenting Shareholder as a Renewables Shareholder after the Effective Time and the names of such holders shall be removed from the register of Renewables Shareholders as at the Effective Time.
4.4	For greater certainty, in addition to any other restrictions in section 190 of the CBCA, any Person who has voted (including by way of instructing a proxy holder to vote) their Renewables Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights (but only in respect of such Renewables Shares). In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Renewables Shares.
4.5	Notwithstanding subsection 190(5) of the CBCA, the written notice setting forth such registered Renewables Shareholder’s objection to the Arrangement Resolution must be received in
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accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the third Business Day immediately prior to the date of the Renewables Meeting.

ARTICLE 5

OUTSTANDING CERTIFICATES AND FRACTIONAL SHARES

5.1	Deposit of Renewables Share Consideration and Renewables Cash Consideration

TransAlta shall issue and deliver, as applicable, to the Depositary: (i) prior to the Effective Time, an irrevocable treasury order authorizing the Depositary, as the registrar and transfer agent for the TransAlta Shares, to issue certificates representing the aggregate number of TransAlta Shares to which the Renewables Shareholders are entitled in accordance with the terms of the Arrangement; and (ii) no later than the Business Day immediately prior to the Effective Date, by way of wire transfer, certified cheque or bank draft, an amount equal to the aggregate amount of the Renewables Cash Consideration that Renewables Shareholders are entitled to receive in accordance with the terms of the Arrangement.

5.2	Delivery of Renewables Share Consideration and Renewables Cash Consideration by Depositary

Promptly following the Effective Time, upon receipt of the treasury order and the aggregate amount of Renewables Cash Consideration delivered by TransAlta pursuant to Section 5.1, the Depositary shall cause certificates representing TransAlta Shares and a cheque representing the aggregate Renewables Cash Consideration that a Renewables Shareholder has the right to receive under the Arrangement for Renewables Shares, less any amounts withheld pursuant to Article 6, to be forwarded to those Persons who have deposited with the Depositary the certificates for Renewables Shares, a duly completed and signed Letter of Transmittal and such documents and instruments as the Depositary may reasonably require. Such certificates and cheque shall, if elected by the Renewables Shareholder in the Letter of Transmittal, be held for pick-up at the noted offices of the Depositary and, in the absence of such election, shall be forwarded by first class mail, postage pre-paid, to the Person and at the address specified in the relevant Letter of Transmittal or, if no address has been specified therein, at the address specified for the particular Renewables Shareholder in the register of Renewables Shareholders. Certificates mailed pursuant hereto will be deemed to have been delivered at the time of delivery thereof to the post office. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of TransAlta.

5.3	Rights of Holders

Until the Renewables Shareholder deposits the certificates for Renewables Shares, the duly completed and signed Letter of Transmittal and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented Renewables Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate TransAlta Shares and the Renewables Cash Consideration, as applicable, to which such former holder of Renewables Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Subsection 4.1(b), the right to receive the fair value of the Renewables Shares represented by such certificates as set out in Article 4.

5.4	Registration of TransAlta Shares

The Depositary shall register TransAlta Shares in the name of each Renewables Shareholder entitled thereto or as otherwise instructed in the Letter of Transmittal deposited by such Renewables Shareholder as of the Effective Date and shall deliver such TransAlta Shares in accordance with Section 5.2.

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5.5	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Renewables Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration deliverable in accordance with Section 3.1. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to TransAlta, Renewables and their respective transfer agents in form and substance satisfactory to TransAlta, Renewables and their respective transfer agents, or otherwise indemnify TransAlta, Renewables and their respective transfer agents, to the reasonable satisfaction of such Parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.6	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to TransAlta Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Renewables Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.2 or Section 5.5. Subject to Applicable Law, and to the extent applicable, at the time of such compliance, there shall, in addition to the delivery of a certificate representing any TransAlta Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such TransAlta Shares.

5.7	Book-Based Registrations

For the purposes of this Article 5, any reference to a “certificate” shall include evidence of registered ownership of Renewables Shares or TransAlta Shares in an electronic book-based system maintained by the registrar and transfer agent of the Renewables Shares or TransAlta Shares, and the provisions of this Article 5 shall be read and construed (and where applicable, modified) to give effect to such interpretation.

5.8	Termination of Rights

Subject to Applicable Laws relating to unclaimed property, any certificate formerly representing Renewables Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque to the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Renewables Shareholder of any kind or nature against TransAlta. On such date, the TransAlta Shares and the Renewables Cash Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to TransAlta, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration, and such shares and rights shall thereupon terminate and be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

5.9	Fractional Shares and Rounding of Renewables Cash Consideration
(a)	Notwithstanding anything contained herein, no fractional TransAlta Shares will be issued under this Plan of Arrangement. Where the aggregate number of TransAlta Shares issuable to a former registered Renewables Shareholder pursuant to Subsection 3.1(c) would result in a fraction of a TransAlta Share being issuable, such former Renewables Shareholder shall receive, in lieu of such fractional share, the nearest whole number of
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TransAlta Shares rounded down. In calculating such fractional interests, all former Renewables Shares registered in the name of such former Renewables Shareholder shall be aggregated without regard to any underlying beneficial ownership of such former Renewables Shares.

(b)	Notwithstanding anything contained herein, if the aggregate cash amount which a Renewables Shareholder is entitled to receive pursuant to Sections 3.1(c) and 3.2 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Renewables Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

ARTICLE 6

WITHHOLDINGS

6.1	TransAlta, Renewables and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Renewables Shareholder or former Renewables DSU Holder under this Plan of Arrangement, including from any amount payable to any Dissenting Shareholder or any dividend or other distribution payable pursuant to Section 5.6 as the case may be, such amounts as TransAlta, Renewables or the Depositary is required to deduct and withhold from such consideration in accordance with the Tax Act, the United States Internal Revenue Code of 1986, or any other provision of any Applicable Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the former Renewables Shareholder or former Renewables DSU Holder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. TransAlta, Renewables and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the TransAlta Shares otherwise issuable to the holder as is necessary to provide sufficient funds to TransAlta, Renewables or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and TransAlta, Renewables or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and shall remit to such holder any unapplied balance of the proceeds of such sale (after deducting applicable sale commissions and any other reasonable expenses relating thereto). To the extent that TransAlta Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the holder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. TransAlta, Renewables and the Depositary shall not be obligated to seek or obtain a minimum price for any Renewables Shares sold or disposed of by it hereunder, nor shall TransAlta, Renewables or the Depositary be liable for any loss arising out of any such sale or disposition.

ARTICLE 7
AMENDMENTS

7.1	TransAlta and Renewables may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by both Parties; (iii) filed with the Court and, if made following the Renewables Meeting, approved by the Court; and (iv) communicated to the Renewables Shareholders if and as required by the Court.
7.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by TransAlta or Renewables at any time prior to or at the Renewables Meeting (provided that the other Party shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by Persons voting at the Renewables Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
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7.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Renewables Meeting shall be effective only: (i) if it is consented to in writing by each of TransAlta and Renewables (each acting reasonably); and (ii) if required by the Court, it is consented to by the Renewables Shareholders, voting in the manner directed by the Court.
7.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by TransAlta provided that it concerns a matter which, in the reasonable opinion of TransAlta, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.
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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF TRANSALTA RENEWABLES INC. (“Renewables”) THAT:

1.	the arrangement (the “Arrangement”) under section 192 of the Business Corporations Act (the “CBCA”) of Renewables, pursuant to the arrangement agreement (the “Arrangement Agreement”) between Renewables and TransAlta Corporation (“TransAlta”) dated July 10, 2023, all as more particularly described and set forth in the management proxy circular of Renewables dated •, 2023 (the “Information Circular”) accompanying the notice of meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted;
2.	the plan of arrangement of Renewables (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is attached as Appendix • to the Information Circular, is hereby authorized, approved, ratified and confirmed;
3.	Renewables be and is hereby authorized to apply for a final order from the Court of King’s Bench of Alberta (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and described in the Information Circular);
4.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court, the board of directors of Renewables may, at its discretion and without further notice to or approval of the shareholders of Renewables: (i) amend or terminate the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court; or (ii) subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement and revoke this resolution at any time prior to the filing of articles of arrangement giving effect to the Arrangement;
5.	any director or officer of Renewables is hereby authorized, for and on behalf of Renewables, to execute and file with the Director under the CBCA the articles of arrangement and such other documents as are necessary to give effect to the Arrangement in accordance with the Arrangement Agreement, and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such document or instrument, and the taking of any such action; and
6.	all actions heretofore taken by or on behalf of Renewables in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Arrangement are hereby approved, ratified and confirmed in all respects.

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